EXEMPTION ID:
82-34686

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

THIRD QUARTER REPORT

dlw 1/13

Letter to Shareholders

In the face of lower than expected earnings due to a slowdown in decisions regarding major new business wins, challenges in regenerating earnings in the Performance Solutions division and the ongoing challenges in our UK division, Mosaic's operating earnings for the third quarter were, in my view, unacceptable. This coupled with our current debt issue required us to discontinue our UK operations in order to refocus all our efforts in the large and growing North American marketplace.

Although there are some challenges that face Mosaic at this time, it is vital to focus on the fact that Mosaic is integral to the operations of dozens of Fortune 100 companies. These companies depend on us to deliver critical functions day in and day out.

Of our remaining three divisions, Sales Solutions continues to be our over performer delivering 25% year over year revenue and 58% year over year EBITDA growth on a year-to-date basis. This is a tremendous achievement in a tough economic environment. It is a stable business that is growing, that is in high demand and twice the size of our next largest competitor in North America.

Our Marketing and Technology Solutions division has stabilized since the beginning of the year and improved on its operating metrics moving from a 40% billability rate to an estimated 68 to 75% by the end of the year. That translates into a gross profit as a percentage of net fee revenue from 38% to 54%. This group has refocused and differentiated itself in the marketplace by offering the most innovative, results driven marketing solutions in the industry resulting in a string of new business wins since August of this year.

Our Performance Solutions business has historically performed well but has faced a series of unfortunate and unforeseen events over the past year. I anticipate that this division will return to profitability in 2003 event.

While our shortfall in earnings will put us in default of our debt covenants on the filing of our compliance certificates, we remain in active discussions with our Lenders to allow for a new super-priority demand credit facility to fund our business in the short-term while longer-term solutions are developed. These solutions could involve a variety of viable options such as debt restructuring, alternate long-term financing, divestment of assets, improving profitability through the restructuring of some of our businesses and the possible sale of the Company.

Turnarounds and transitions don't always go exactly as planned or during anticipated timeframes. Recognizing this we are making the tough decisions and the required adjustments to our plan. Our commitment is to do what is best for the business going forward.

Mosaic is a viable business, delivering superior services to the world's leading brands. That is something that every person within Mosaic lives up to each and every day. That hasn't changed. We are continuing business as usual with an unwavering commitment to our Brand Partners and to our Vendors to deliver real solutions and real results in everything we do.

Marc Byron

Marc Byron
Vice Chair and CEO
Mosaic Group Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three and nine months ended September 30, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Credit Facilities, Liquidity and Going Concern

The Company on filing of its third quarter compliance certificates will be in violation of certain financial covenants (debt to EBITDA, senior debt to EBITDA, interest coverage and net worth), under the terms of the lending agreements for the senior secured revolving term credit facility ("Bank Facility"), senior secured term debt notes ("Term Notes") and senior subordinated term debt notes ("COPrS") (collectively the "Credit Facilities"). The debt holders have advised that they will not amend the Credit Facilities nor waive the covenant violations for the third quarter of 2002, although the lenders have not exercised their right to demand payment. Further, the lenders under the Bank Facility have capped the Company's drawings to approximately $93 million. In addition, the agent under the Bank Facility has advised that as outstanding banker's acceptances and LIBOR borrowings become due, they will be renewed as prime and base rate loans, as the case may be, and will carry interest at Canadian prime plus 5% or US base rate plus 5%, respectively. Additionally, on November 22, 2002, the Company's UK-based lender issued a demand notice to repay its debt in respect of its sterling demand facility. The amount drawn under this facility was GBP 2.1 million (C$5.1 million) and is secured by certain UK accounts receivable.

As at November 22, 2002 the Company had approximately $10 million in available cash and undrawn credit lines to finance its ongoing operations. Based on current estimates this level of available capital is sufficient to meet the immediate operating needs of the business, however, will be insufficient to sustain the business beyond the short term and will be insufficient to fund ongoing interest commitments. The Company anticipates that it will have a payment default on its December 13th and 15th interest payments on the Term Notes and COPrS respectively, aggregating $5.4 million. As a result the Company has entered into discussions with its debt holders to allow for a new super-priority demand credit to be created, with this facility to be used to finance ongoing business operations over the short term while longer-term solutions are developed by the Company and its debt

holders. There can be no assurance that additional financing will be available to the Company or, if available, it will be obtained on a timely basis and on acceptable terms to enable the Company to continue to finance its operations and capital needs.

The Company's continuation as a going concern is dependent upon continued support of its debt holders and creditors, its ability to obtain suitable financing, its ability to achieve and to maintain positive cash flow and earnings from operations, and the development of a plan acceptable to the Company's various stakeholders. The Company is seeking longer-term solutions, which include debt restructuring, alternate long-term financing, divestment of assets, discontinuance of its UK operations as discussed further in the Mosaic Group United Kingdom section, opportunities to improve profitability through restructuring of some of its businesses and the possible sale of the Company. The outcome of these matters is uncertain and cannot be predicted at this time. Should these efforts not be successful, the Company may not be able to realize its assets and settle its liabilities through ongoing normal operations and its business and financial condition may be materially and adversely affected, which may ultimately result in the Company filing for creditor protection by the courts in both Canada and the United States.

At this time, the Company believes it remains appropriate to use the going concern basis of accounting and presentation. However, should circumstances change then the going concern basis of accounting and presentation may no longer be appropriate and accordingly further adjustments may be required to the recorded amounts of assets, liabilities, revenues and expenses as well as the overall financial statement presentation.

Mosaic Group United Kingdom (UK)

On November 25, 2002 the Company decided to discontinue its United Kingdom division after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this division.

Mosaic's UK business has recently experienced a very significant decline and the Company anticipates that future losses in the UK will continue. Management is currently putting in place a plan to liquidate the UK business in a timely manner and with a view to minimizing any cash cost. The precise amount of this cost is not determinable at this time. As a result of the foregoing, the Company will report in the quarter ending December 31, 2002 the United Kingdom division as a discontinued operation along with the financial impact of such discontinuance, apart from asset impairment charges taken in the third quarter ended September 30, 2002.

The Company has two parent company performance guarantees in respect of material contracts currently being executed by the United Kingdom division. At this time, the Company is unable to determine whether any material liability may arise as a result of the discontinuance to the parent company stemming from the termination of the underlying contracts.

As disclosed in notes 4 and 8 to the consolidated financial statements, the Company recorded an asset impairment charge of $17.5 million and a goodwill impairment charge of $114.6 million, related to the UK business in the third quarter ended September 30, 2002.

AT&T Wireless settlement

During September 2002 the Company signed an agreement to resolve all outstanding matters with AT&T Wireless, following the termination of its customer acquisition agreement in January 2002. The settlement agreement addresses the following issues:

- A closure in relation to all monies in dispute between Mosaic and AT&T Wireless and its group of companies.

- Discontinuance by Mosaic of all activities under its AT&T Wireless license as a New York City Master Dealer, where the Company was involved in the management of sales and related commissions for AT&T sub-dealers in this market.

- The settlement expands and extends the provision of Mosaic's in-store sales services to AT&T Wireless. The contract expands Mosaic's current in-store sales activities in Best Buy stores across the US by contracting additional sales services in Circuit City stores commencing in November 2002. Annual incremental revenue is expected to approximate US$6 to US$10 million. The term of the agreement has been extended for five years, with a one-year no cancellation provision.

The result of the settlement is a third quarter charge of US$6.5 million (C$10.2 million) (including non-cash write-offs amounting to US$2.6 million (C$4.1 million)) in excess of provisions previously recorded for all associated payments, closure costs and related charges. Subsequent to quarter end the Company made a US$2.5 million payment to AT&T in respect of the settlement, with an additional US$1 million payment due in December 2002.

Restructuring

Mosaic has substantially completed the implementation of its restructuring plan announced in January 2002. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in the workforce.

For the nine months ended September 30, 2002, the Company recorded a pre-tax restructuring charge of $13.8 million.

The reconciliation of the restructuring liability as at September 30, 2002 is as follows:

(in thousands of dollars)

	Provision	Cash Expenditures	Non-cash	Balance Sept. 30, 2002
Severance costs	$ 7,261	$ 6,328	$ –	$ 933
Lease terminations	2,857	1,272	–	1,585
Asset write-offs	3,039	–	3,039	–
Other	631	631	–	–
Total	$ 13,788	$ 8,231	$ 3,039	$ 2,518

The Company expects that substantially all remaining severance payments will occur within the next six months, while payments against certain lease commitments may extend up to a period of twelve months.

Costs arising from further restructuring required to act on the circumstances described in the Credit Facilities section above will be recorded once a formal restructuring plan has been developed and approved.

Proprietary Subscription-Based Services and Joint Ventures

This section is an update on Mosaic's proprietary services and joint ventures. In previous quarters this section included an update on the initiatives in the UK, namely the mobile phone service and hydro private label joint ventures with J. Sainsbury plc. In view of the decision to discontinue the UK operations, these programs are not discussed here. Accordingly the one remaining significant proprietary service is the Canadian Long Distance program under which Mosaic offers long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, continues to be one of Canada's fastest growing and most competitive reseller residential long distance telephone services and is marketed to all CIBC VISA customers.

As set out in the following table, the total number of subscribers under these programs increased significantly during the third quarter. The billed subscriber base at September 30, 2002 numbered 139,501, an increase of 19,216 or 16% from June 30, 2002. Mosaic is now one of the largest long distance rebillers in Canada. Further growth is expected during the fourth quarter, with the subscriber base expected to be in excess of 150,000 by year-end.

The following table summarizes the subscriber base under the programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at		Average Monthly Revenue Per Subscriber	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Long Distance Marketing – Canada (all programs)	139,501	120,285	$23.03	$21.86

Results of Operations and Financial Condition

Operating results for three and nine months ended September 30, 2002, compared to three and nine months ended September 30, 2001

Summary financial information

(in thousands of dollars, except percentages and per share amounts)

	Three months ended September 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	$ 137,128	$ 209,377	(72,249)	(34.5%)
Direct Costs	100,233	149,215	48,982	32.8%
Gross Profit	36,895	60,162	(23,267)	(38.7%)
% of Revenue	*26.9%*	*28.7%*	*(1.8%)*	
SG&A	34,252	34,256	4	–
% of Revenue	*24.9%*	*16.4%*	*(8.5%)*	
EBITDA (see supplemental Earnings measures)	2,643	25,906	(23,263)	(89.8%)
% of Revenue	*1.9%*	*12.4%*	*(10.5%)*	
Earnings (loss) from continuing operations	(395,028)	11,334	(406,362)	
Earnings (loss) from continuing operations per share	(3.15)	0.13		

	Nine months ended September 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	$ 425,483	$ 594,257	(168,774)	(28.4%)
Direct Costs	299,734	424,976	125,242	29.5%
Gross Profit	125,749	169,281	(43,532)	(25.7%)
% of Revenue	*29.6%*	*28.5%*	*1.1%*	
SG&A	97,348	102,579	5,231	5.1%
% of Revenue	*22.9%*	*17.3%*	*(5.6%)*	
EBITDA	28,401	66,702	(38,301)	(57.4%)
% of Revenue	*6.7%*	*11.2%*	*(4.5%)*	
Earnings (loss) from continuing operations	(408,354)	25,028	(433,382)	
Earnings (loss) from continuing operations per share	(3.40)	0.31		

Revenues and Gross Profit

The following table summarizes revenues in the three-month and nine-month periods to September 30, 2002 and 2001 by business division.

(in millions of dollars, except percentages)

	For the three months ended September 30			For the nine months ended September 30		
	2002	**2001**	**Change**	**2002**	**2001**	**Change**
Mosaic Performance Solutions	$ 30.9	$ 96.6	(68%)	$ 115.1	$ 264.5	(56%)
Mosaic Sales Solutions	69.5	56.0	24%	184.8	148.1	25%
Mosaic Marketing & Technology	9.9	14.3	(31%)	35.0	46.5	(25%)
Mosaic UK	26.8	42.5	(37%)	90.6	135.1	(33%)
Mosaic Consolidated	**$137.1**	**$ 209.4**	**(35%)**	**$ 425.5**	**$ 594.2**	**(28%)**

Revenues for the three and the nine-month periods ended September 30, 2002 decreased by 35% and 28% respectively over the corresponding periods of 2001 with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, which exclude revenues from recently acquired Mosaic Data Solutions, and the divestment from Ireland in the nine months ended September 30, 2002, declined by 30% compared to the same period in 2001. During the nine months ended September 30, 2002 pro forma revenues in local currency terms declined by 32% compared to the corresponding period of 2001. The strengthening of the US dollar and the British pound resulted in a favorable impact on revenues translated into Canadian dollars.

Reported revenues in the three and the nine months ended September 30, 2002 were impacted by the following factors:

(a) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $41.3 million and $139.8 million in the three and nine month periods ended September 30, 2001 respectively, with no revenues recorded in 2002;

(b) The cancellation of the WorldCom Wireless contract due to their financial difficulties in the second quarter of 2002 which was expected to replace in part the revenues foregone with the termination of the AT&T Wireless direct marketing contract;

(c) The delay in the commencement of the customer acquisition program with Cingular Wireless ("Cingular") as further discussed below;

(d) Deterioration in UK revenue resulting from the deliberate exit from a number of low margin contracts in the UK as part of the restructuring program, together with the loss of several field marketing accounts and delays in the commencement of new programs, offset in part by growth in the Sainsbury's Mobile program;

(e) The strategic decision by the parent company of a key UK customer to move their field marketing activity away from a single agency basis to a multi-agency basis;

(f) The decline in revenues of the Marketing and Technology Solutions business due to the decision to exit from certain unprofitable accounts, and from client losses both in the second half of 2001 and during 2002; offset partly by,

(g) The growth of 25% in the nine months to September 30, 2002 in the Sales Solutions business in the US and Canada resulting from business wins during the second half of 2001 but impacting 2002 and business wins in 2002 combined with the commencement of new business lines at Mosaic InfoForce's operations in the US.

As discussed in our second quarter report, it was expected that the authorized agency agreement and equipment purchase agreement with Cingular would launch on or about September 1, 2002 and that the program would be fully ramped up by December 1, 2002, at which point it was expected to provide a material contribution to Mosaic's revenue and earnings in the fourth quarter of 2002.

The program did not launch until late September 2002 and is still considered to be in the testing phase as the Company seeks to find cost effective methods for wireless customer acquisitions. To date such testing has produced limited success with modest wireless customer acquisitions and has incurred a loss on the program to date. While the Company remains optimistic about the prospects of this program, the slower than anticipated start to this program means that it is now not likely that the program will contribute materially to the Company's revenues and will likely result in a program loss in the fourth quarter of 2002. There is no assurance that this program will ultimately be profitable.

Gross profit as a percentage of revenue decreased to 26.9% in the third quarter of 2002 from 28.7% in the corresponding period of 2001, but increased to 29.6% for the first nine months of 2002 from 28.5% in the same period in 2001. Gross profit declined from $60.2 million in the third quarter of 2001 to $36.9 million in 2002 and reduced from $169.3 million in the first nine months of 2001 to $125.7 million for the same period in 2002.

The decline in gross profit primarily reflects the lower revenues earned by the Company in 2002 in comparison to the corresponding periods in 2001. Current year profit levels have also been adversely impacted by start up costs associated with certain new programs throughout the Company, by the loss of certain contracts within the UK market and by lower margins on some of the continuing contracts within the traditional business lines in the UK.

Specifically, the Company's consolidated gross profit in the third quarter was adversely impacted by the following costs:

(a) Start up costs of approximately $2 million associated with a new program in the Sales Solutions business; and,

(b) Additional costs of approximately $1.2 million in the Company's insurance premiums collection business in the UK, which were necessitated to reduce the arrears on premium collections as a result of the transition of the business from a dedicated to a syndicated collection model.

Despite the third quarter decline in consolidated gross profit as a percentage of revenue, the year-to-date percentage compares favorably to prior year levels, reflecting the following underlying changes in Mosaic's business:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of several low margin contracts in the Marketing and Technology division as part of the restructuring program, and the resultant reduction in fixed direct costs associated with such contracts;

(c) The impact of cost reduction initiatives completed in the second half of 2001 and the first quarter of 2002 through workforce reduction;

(d) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher than the average margins for rest of the business; and,

(e) The improved profitability of the Sainsbury's Mobile program which incurred a loss during the first nine months of 2001 but is profitable in 2002; in part offset by,

(f) The previously noted third quarter impact of Sales Solutions start-up costs and UK insurance business transition costs.

The revenue mix in future periods is likely to be impacted by the ramping up of the Cingular program. The gross margin percentage on this program will be lower than the average level earned in the rest of the business, and to the extent that this program delivers the expected volume, the consequent change in revenue mix will result in lower consolidated gross margin percentages for Mosaic.

Selling, General, and Administrative ("SG&A") Expenses

SG&A expenses in the third quarter of 2002 of $34.3 million are marginally lower than the corresponding amount reported in 2001. Year-to-date SG&A expenses of $97.3 million represent a $5.2 million decrease (5.1%) on the corresponding amount in 2001.

SG&A as a percentage of revenues increased to 24.9% in the third quarter of 2002 compared to 16.4% during the same period in 2001 and on a year-to-date basis have increased to 22.9% compared to 17.3% in the prior year.

While current year SG&A includes a second quarter charge of $2.3 million in respect of uncollectable receivables due from WorldCom, the increase in SG&A as percentage of

revenues in both the current quarter and year to date, is primarily a function of the decrease in revenues in the current year relative to 2001 levels, which has been proportionately greater than the above noted declines in SG&A costs, and effectively reflects a lower utilization of the fixed overhead infrastructure during the nine months to September 30, 2002 than in the prior year.

The restructuring program implemented in the current year has been instrumental in eliminating a portion of excess capacity as reflected in the SG&A reduction in the nine months ended September 30, 2002. The impact of this program was partly offset by an increase in spending on business development and the inclusion of overheads from the newly acquired Mosaic Data Solutions business aggregating $6.9 million in the nine-month period.

Additional restructuring actions may be required to further reduce excess capacity and related SG&A expenses in future periods, although such reductions may require short-term expenditures to produce these savings.

Earnings from Continuing Operations Before Depreciation and Amortization, Debt Extinguishment Charge, Interest, Restructuring Costs, Minority Interest and Income Taxes (EBITDA)

EBITDA was $2.6 million and $28.4 million in the three and nine-month periods ended September 30, 2002 compared to $25.9 million and $66.7 million during the corresponding periods of 2001. EBITDA as a percentage of revenues declined to 1.9% and 6.7% in the three and nine-month periods from 2001 levels of 12.4% and 11.2% respectively.

The decline in EBITDA was attributable to lower gross profit and lower utilization of fixed overheads. Specific contributing factors to this decline include the following:

(a) Discontinuance of the AT&T Wireless direct marketing program which had EBITDA of approximately $11.7 million over the first nine months of 2001 and with no corresponding amounts in 2002;

(b) The termination of the WorldCom Wireless contract and the associated charge in the second quarter of 2002 of $2.3 million to provide for non-recoverable receivables in light of the bankruptcy protection filing by WorldCom;

(c) Additional expenditure of approximately $1.2 million during the third quarter of 2002 in the insurance premiums collection business in the UK as previously noted;

(d) The loss of certain customer contracts in the UK over the period;

(e) The investment of approximately $2.3 million during the current year towards new business development; offset partly by,

(f) The reduction in overheads due to the restructuring actions implemented in the first half of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the third quarter of 2002 were $8.3 million or 6.1% of revenues compared to $4.3 million or 2.0% of revenues in the corresponding period of 2001. The year-to-date expense increased to $21.6 million or 5.1% of revenues compared to $10.8 million or 1.8% of revenues for the first nine months of 2001. While the increase in relative terms is in part a function of the decline in revenue, the absolute increase in the expense level primarily reflects the following:

(a) Significant investments made by Mosaic's InfoForce business in data collection equipment during the second half of 2001 and being amortized in 2002;

(b) Investment in technology in the current year and during the latter half of 2001 in the Performance Solutions and the Sales Solutions businesses in North America;

(c) Amortization of deferred customer acquisition costs related to the Company's proprietary long distance programs; and,

(d) The inclusion of Mosaic Data Solutions which has a capital-intensive technology infrastructure.

Interest Costs, Debt Extinguishment charges and Write-Downs of Deferred Financing and Related Costs

Interest costs were $4.9 million and $12.4 million in the third quarter and first nine months of 2002, compared to $4.0 and $14.0 million in the corresponding periods in 2001.

Interest charges have been impacted by the following factors:

(a) The private placement of US$57 million of equity instruments (COPrS) in June 2001 and the issue of shares with net proceeds of $50.2 million in March 2002, the proceeds of which were applied towards reduction of bank debt. Interest has been accounted for as a distribution from retained earnings up to September 30, 2002;

(b) The lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; in part offset by,

(c) The accounting charge due to the change in fair market value at September 30, 2002 of approximately $0.4 million relating to interest rate swaps which ceased to be hedges upon the partial repayment of the bank debt as discussed in note 5(b) to the consolidated financial statements;

(d) The increase in the credit spread of 75 basis points on the Company's Banking Facility effective in December 2001 and a further increase of 45 basis points in the third quarter of 2002 arising from change in Mosaic's debt to EBITDA ratio; and,

(e) The increase in the outstanding average debt amounts in the third quarter of 2002 compared to the same period in 2001 as the business used cash in its operations.

The increase in the third quarter interest charge over the corresponding charge in 2001 is primarily explained by points (d) and (e) above.

Mosaic's Bank Facility carries interest at banker's acceptance rates or LIBOR plus 215 bps to 305 bps. Based on the Company's funded debt to EBITDA ratio, the credit spread on the Bank Facility at September 30, 2002 was 305 bps. The agent bank has indicated that going forward outstanding banker's acceptances and LIBOR borrowings falling due will be renewed as prime and base rate loans, as the case may be, and will carry interest at Canadian prime plus 5% or US base rate plus 5%, respectively. This change will effectively increase the Company's cost of borrowing on a go forward basis.

Mosaic issued Term Notes aggregating US$100 million (C$154 million) in the second quarter, the proceeds of which were used to pay down amounts drawn under the Company's Bank Facility. As a result of the repayment of the Bank Facility, Mosaic took a non-cash charge of $7.1 million ($5.7 million net of income taxes) against earnings in the second quarter of 2002 representing the write-down of deferred financing costs of $4.3 million and a loss of $2.8 million on recognition of the fair value of interest rate swaps.

As previously discussed the Company has not been successful in its efforts to negotiate amendments to its lending agreements and accordingly has written off $5.6 million of previously deferred financing costs pertaining to the Credit Facilities as well as expenses incurred in its attempts to negotiate amendments to its lending agreements. These costs have been expensed in the third quarter.

Write-down of UK assets

For the quarter ended September 30, 2002, the Company determined that for financial reporting purposes certain cost deferrals on contracts related to business in the UK were no longer recoverable based on their estimated profitability. The Company has also identified assets that are redundant as a result of the recent consolidation of the UK operations. Furthermore, the write-down includes assets the value of which are impaired as a result of the deteriorating financial condition in the UK. Details of asset write-downs charged to earnings during the three months ended September 30, 2002 are set out in the table below:

(in thousands of dollars)

Costs deferred related to contracts	$ 7,890
Redundant assets and other	6,088
Accounts receivable and other current assets	3,564
Total write-downs	$ 17,542

Management is currently putting in place a plan to liquidate the UK business in a timely manner and with a view to minimizing any cash cost. The precise amount of this cost is not determinable at this time. As a result of the foregoing, the Company will report the United Kingdom division in the quarter ending December 31, 2002 as a discontinued operation along with the financial impact of such discontinuance, apart from asset impairment charges taken in the third quarter ended September 30, 2002.

Goodwill impairment loss

The Company has determined that in the light of the deteriorating financial results and the cash flow forecasts of the Company's UK operations and the Performance Solutions business, indicators of impairment of goodwill existed as at September 30, 2002. As a result the Company recorded a goodwill impairment charge of $347.6 million during the three months ended September 30, 2002 of which $233.0 million and $114.6 million related to the Performance Solutions and United Kingdom divisions, respectively, resulting in residual goodwill balances of $78.6 million and nil, respectively. To determine the amount of the impairment, management used a fair value methodology based on market transaction multiples for comparable businesses applied to forecasted EBITDA (see note 1(e)) used to evaluate the reporting units performance.

Write-down of investment

During the second quarter of 2002 the Company took a charge of $1 million to write-down certain non-strategic investments indirectly acquired through the acquisition of Paradigm Direct in the fourth quarter of 2000.

Income Taxes

Income taxes for the three and nine months ended September 30, 2002 were a net charge of $3.3 million and a net recovery of $0.5 million, respectively, compared to an expense of $3.8 million and $9.8 million in the corresponding periods of 2001.

As discussed in note 12 to the accompanying consolidated financial statements, during the quarter, the Company has taken full valuation allowances against the remaining recorded future income tax assets (net of related liabilities), resulting in a charge of $3.3 million in the third quarter. This charge was taken to reflect the uncertainty surrounding the recoverability of such assets through future operations.

Earnings (Loss) from Continuing Operations, Diluted Earnings (Loss) Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the third quarter of 2002 was $395.0 million compared to earnings of $11.3 million in the corresponding period last year.

The diluted loss from continuing operations per share was $3.15 and $3.40 in the third quarter and first nine months of 2002 respectively, compared to diluted earnings per share from continuing operations of $0.13 and $0.31 in the corresponding periods of 2001.

The Company took a $8.3 million after-tax charge for Discontinued Operations in the first quarter of 2001 related to the shut down of its Continental European operations. No charge for discontinued operations was recorded for the nine months ended September 30, 2002.

Liquidity and Capital Resources

Default under Credit Facilities

See section entitled Credit Facilities, Liquidity and Going Concern and notes 1(a) and 5 to the consolidated financial statements.

Summarized Consolidated Cash Flows

(in millions of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2002	**2001**	**2002**	**2001**
Net cash provided by/ (used in) continuing operations	$ (5.9)	$ 19.3	$ 8.7	$ 46.2
Net change in non-cash operating working capital from continuing operations	(5.3)	(14.6)	(10.1)	(34.6)
Cash from operating activities	(11.2)	4.7	(1.5)	11.6
Financing activities	40.3	4.6	102.6	3.0
Investing activities (continuing operations)	(28.7)	(9.5)	(100.7)	(23.4)
Discontinued operations		(0.3)	(0.2)	(5.7)
Effect of exchange rate changes on cash		0.1		0.2
Net change in cash position	**$ 0.4**	**$ (0.4)**	**$ (2.2)**	**$ (14.3)**

During the third quarter of 2002 the Company experienced a significant deterioration in its financial position, which was reflected in the net increase in debt of $40.8 million used to finance the following:

- Losses from operations with a net cash outflow of $5.9 million;
- Deterioration in working capital of $11.2 million;
- Payment of deferred contingent consideration of $16.7 million related to the acquisition of M:\DRIVE and other acquisition related costs of $2.0 million;
- Capital Expenditure of $5.0 million mainly in equipment related to field marketing other programs; and,
- Start up costs on contract and investment in direct response advertising for customer acquisition in the long distance proprietary programs amounting to approximately $5.0 million.

Cash flows from operations

During the quarter ended September 30, 2002, the Company's operating activities net of working capital changes used $11.2 million in cash compared to $4.7 million of cash generated in the third quarter of 2001. Similarly in the nine months to September 30, 2002, the Company's operating activities used $1.5 million of cash, compared with $11.6 million cash generated in the corresponding period in 2001.

The deterioration from a cash generating position in 2001 to a cash usage position in 2002 primarily reflects the decline in the Company's earnings over the period. However, the net cash used by the Company in the three and nine-month periods ended September 30, 2002 is significantly lower than the losses from continuing operations recorded in those periods, reflecting the add back of the significant levels of non-cash charges including goodwill impairment losses booked in the current year.

The increase in working capital of $5.3 million during the second quarter of 2002 was lower than the $14.6 million increase in the same period of 2001 largely due to the change in the business mix with the discontinuance of the AT&T Wireless and WorldCom contracts. Similarly the $10.2 million increase in working capital in the nine-month period to September 30, 2002 is lower than the $34.6 million increase in the corresponding period in 2001.

Financing activities generated $40.3 million of cash flow in the third quarter of 2002 compared with $4.6 million in the third quarter of 2001. Proceeds on the issue of long-term debt, net of repayments, totaled $40.8 million in the period with such net amount largely funded through an increase in the net amount drawn under the Bank Facility.

During the nine months ended September 30, 2002, financing activities have generated $100.2 million in cash compared to $3.0 million generated in the corresponding period of 2001. The main components of this have been net proceeds on the issue of long-term debt, net of repayments, totaling $58.7 million, and net proceeds from the issue of common shares in the first quarter of $50.7 million, further details of which are set out in the Capital Resources section below.

The net proceeds of $58.7 million from the issue of long term debt in the nine-month period to date represents the aggregate of the following activity:

- The raising of US$100 million (C$154 million) through the issuance of two series of Term Notes in June of this year and the use of these amounts to pay down the amounts drawn under the Company's Bank Facility; and,
- Further increases in the amounts drawn to fund operations and investments by the Company under the Bank Facility subsequent to the above noted repayments in the first half of the year.

Investing activities used $28.7 million and $100.7 million of cash during the third quarter and first nine months of 2002 compared with $9.5 million and $23.4 million in the corresponding periods of 2001.

During the nine months ended September 30, 2002, the Company paid $70.9 million on the acquisition of businesses, including contingent consideration payments made in respect of the Paradigm and M:\Drive businesses. In the same period the Company also invested $13.7 million in property and equipment, which was primarily to build up information technology infrastructure, and $4.9 million on other long-term assets, including the purchase of leads, direct-response advertising costs for customer acquisition under the Company's proprietary long distance programs and payments for exclusivity on certain long-term contracts.

Investments

The Company ended the third quarter of 2002 with total assets of $352.9 million, a decrease of $467.9 million from the year ended December 31, 2001. The largest component of this decrease was goodwill, carrying a net book value of $189 million, a decrease of $400.7 million over last year.

This decrease primarily reflects the impairment loss of $75 million taken in the second quarter on goodwill related to the UK and Marketing and Technology divisions as a result of the adoption by the Company, with effect from January 1, 2002, of the new accounting standards applied to acquisition related goodwill and intangible assets, and the further impairment charge of $347.6 million taken in the third quarter of which $233 million and $114.6 million related to the Performance Solutions and United Kingdom businesses, respectively.

In compliance with the accounting standards for acquisition related goodwill the Company is required to carry out tests, at least annually, but more frequently if evidence of impairment exists, to determine whether there has been an impairment in the carrying value of goodwill in the consolidated financial statements.

The Company determined that, in light of the deteriorating operating results and financial condition of the Company and market conditions in general, indicators of further impairment in the value of goodwill reported in respect of the investments in the Performance Solutions and United Kingdom businesses existed at September 30, 2002, and accordingly has recorded the above charge in the third quarter.

For details of these impairment charges please refer to note 1(b) to the consolidated financial statements for the period ended September 30, 2002.

Other major changes in goodwill in the nine-month period to September 30, 2002 arise from the following:

(a) Acquisition of Mosaic Data Solutions and Secured Promotions LLC, which added $19.1 million to goodwill;

(b) The finalization in April 2002 of further contingent consideration relating to the acquisition of Paradigm Direct as detailed in note 7 to the consolidated financial statements for the period ended June 30, 2002. This added $10.0 million to goodwill;

(c) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and,

(d) A reduction of $5.6 million on the carrying amount of goodwill from changes in exchange rates over the period.

Capital Resources

See section entitled Credit Facilities, Liquidity and Going Concern and notes 1(a) and 5 to the consolidated financial statements.

Mosaic's long-term debt including the current portion at September 30, 2002 was $324.1 million, which included $159 million from the six-year Term Notes issued on June 13, 2002, $90.6 million due to the holders of the COPrS notes, and the balance drawn mainly on the Company's Bank Facility along with a $7.7 million mortgage on property in the UK. Total debt represents an increase of $134.9 million from the long-term debt balance at June 30, 2002. Of the $134.9 million increase:

- $90.6 million related to the reclassification of the COPrS instrument from equity to current portion of long-term debt;
- $40.8 million relates to increased draws under the Company's Bank Facility to finance operations and investments; and,
- $3.5 million is due to the impact of the strengthening of the US dollar on the reported amounts owing under the US dollar denominated Term Notes and Bank Facility.

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the Bank Facility.

With the completion of the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the revolving term facility from $300 million to $253 million. In conjunction with the issuance of the Senior Term Notes in June 2002, the Company further amended its credit agreement to reduce the committed amount under its Bank Facility from $253 million to $125 million by August 15, 2002. The term of the Bank Facility was extended to June 2005.

The significant increase in indebtedness in the third quarter and first nine months of 2002, $40.8 million and $58.7 million respectively, combined with the deterioration in the EBITDA

during these periods, have resulted in the Company being in a position of default on its financial covenants on its Credit Facilities. The debt holders have advised that they will not amend the Credit Facilities nor waive the covenant violations for the third quarter of 2002, although the lenders have not exercised their right to demand payment. Further, the lenders under the Bank Facility have capped the Company's drawings at approximately $93 million.

Mosaic's **shareholders' deficiency** was $103.4 million as at September 30, 2002, a deterioration of $522.4 million, from the shareholder's equity position of $419.0 million at December 31, 2001. This net decrease in shareholders equity resulted from:

(a) Net loss of $408.4 million during the period and distributions on equity instruments (COPrS) net of income taxes, of $4.9 million;

(b) The charge for goodwill impairment of $75 million relating to the UK and Marketing and Technology divisions, which was accounted for as an adjustment to the retained earnings as at the beginning of 2002;

(c) The reclassification of the COPrS notes amounting to $85.4 million at historical exchange rates from share capital to the current portion of long-term debt;

(d) A net change of $19.8 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to strengthening of the US dollar in relation to the Canadian dollar and the recognition into income of the currency translation adjustments associated with the write-down of goodwill in the third quarter of 2002; partially offset by,

(e) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits, through the equity offering in March 2002; and,

(f) The net issuance of shares of $2.5 million including $3.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $1.5 million.

Excluding the COPrS instrument, the Company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Mosaic Data Solutions

During January 2002, the Company acquired Custom Offers LLC, now renamed Mosaic Data Solutions. As part of the acquisition agreement, further contingent consideration ("earnout") could be payable in April 2003 and April 2004 based on the pre-tax earnings of this business for fiscal 2002 and 2003 (less consideration previously paid). The maximum consideration paid in aggregate cannot exceed US$49.9 million (or US$39.9 million net of consideration paid to date) to be settled primarily in shares, with any Mosaic common

shares issued subject to a floor price of US$1.80 (approximately C$2.80). Based on fiscal 2002 earnings estimates for Mosaic Data Solutions, the Company may be required to make an earnout payment in April 2003 in the range of US$6 million to US$8 million to be settled with the issue of approximately 2.5 to 3.0 million common shares (floor price of US$1.80) and the payment of approximately US$1.2 to $1.6 million in cash.

Outstanding Shares

At September 30, 2002, Mosaic had approximately 126 million common shares outstanding with the same amount on a diluted basis. For further details refer to note 9 to the consolidated financial statements for the period ended September 30, 2002.

Financial Risks and Uncertainties

In the normal course of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, availability of adequate cash for Company's operating requirements, complying with terms of debt agreements, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to liquidity and foreign currency risks have been updated below.

Liquidity

As discussed in the foregoing paragraphs and in notes 1(a) to the financial statements the Company on filing of its third quarter compliance certificates will be in violation of certain financial covenants under its Credit Facilities and has restricted operating lines available. Further, the Company anticipates that it will have a payment default on its December interest payments on the Term Notes and COPrS, aggregating $5.4 million. Accordingly, the Company has entered into discussions with its debt holders to allow for a new super-priority demand credit to be created, with this facility to be used to finance ongoing business operations over the short term while longer-term solutions are developed by the Company and its debt holders.

There can be no assurance that additional financing will be available to the Company or, if available it will be obtained on a timely basis and on terms acceptable to enable the Company to continue to finance its operations and capital needs until a longer-term solution is found. As a result, the Company may need to file for court protection from its creditors in both Canada and the United States.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United

States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$100 million held in debt instruments and US$57 million in equity instruments denominated in that currency at September 30, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At September 30, 2002, the Company has entered into £1.1 million of UK pound forward contracts and $6.2 million in US dollar forward contracts for the balance of fiscal 2002. The discontinuance of the UK business may result in an immaterial portion of the UK pound forward contracts without any underlying revenues to be hedged. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but require the Company to carry out tests, at least annually, that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(c) to the September 30, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships taken out on or after July 1, 2003. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically EBITDA. This earnings measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

EBITDA - defined as earnings from continuing operations before depreciation and other amortization, interest, minority interest, restructuring costs, AT&T settlement charge, write-down of UK assets, debt extinguishment charges, write-down of investments, write-down of deferred financing and related costs, goodwill impairment loss, income taxes and goodwill amortization charges and loss on divestiture or discontinued operations, net of income taxes. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. EBITDA is disclosed in the statement of operations. It is also widely used for valuation purposes.

Forward-Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as, maintaining adequate credit facilities, the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

Consolidated Statements of Operations

(In thousands of dollars, except per share amounts) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Revenues	$ 137,128	$ 209,377	$ 425,483	$ 594,257
Direct costs	100,233	149,215	299,734	424,976
Gross profit	36,895	60,162	125,749	169,281
Selling, general and administrative	34,252	34,256	97,348	102,579
Earnings before the under-noted (EBITDA) (note 1(e))	2,643	25,906	28,401	66,702
Depreciation and other amortization	8,343	4,260	21,628	10,880
Interest, net	4,907	3,981	12,369	13,989
Minority interest	170	–	525	(629)
Restructuring costs (note 2)	–	–	13,788	–
AT&T settlement charge (note 3)	10,211	–	10,211	–
Write-down of UK assets (note 4)	17,542	–	17,542	–
Write-down of investments	–	–	981	–
Debt extinguishment charge (note 5(b))	–	–	7,089	–
Write-down of deferred financing and related costs (note 5(c))	5,576	–	5,576	–
Goodwill impairment loss (note 8)	347,600	–	347,600	–
Earnings (loss) from continuing operations before income taxes and goodwill amortization charges	(391,706)	17,665	(408,908)	42,462
Income tax expense (recovery):				
Current	–	3,008	(898)	7,834
Future (note 12)	3,322	752	344	1,933
	3,322	3,760	(554)	9,767
Earnings (loss) from continuing operations before amortization goodwill charges	(395,028)	13,905	(408,354)	32,695
Goodwill amortization charges, net of income taxes	–	2,571	–	7,667
Earnings (loss) from continuing operations	(395,028)	11,334	(408,354)	25,028
Loss on divestiture or discontinuance of operations, net of income taxes (2001 – $5,000)	–	–	–	(8,324)
Net earnings (loss)	$ (395,028)	$ 11,334	$ (408,354)	$ 16,704
Earnings (loss) per share (note 10):				
Basic	$ (3.15)	$ 0.13	$ (3.40)	$ 0. 20
Diluted	$ (3.15)	$ 0.13	$ (3.40)	$ 0. 20
Earnings (loss) from continuing operations per share (note 10):				
Basic	$ (3.15)	$ 0.13	$ (3.40)	$ 0.31
Diluted	$ (3.15)	$ 0.13	$ (3.40)	$ 0.31
Weighted average number of shares outstanding (in thousands):				
Basic	126,348	76,074	121,534	75,658
Diluted	126,348	77,660	121,534	77,236

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of dollars, except per share amounts) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Earnings (loss) from continuing operations	$ (395,028)	$ 11,334	$ (408,354)	$ 25,028
Items not involving cash:				
Depreciation and other amortization	8,343	4,260	21,628	10,880
Non-cash interest and finance costs	148	423	1,101	1,279
Minority interest	170	–	525	(629)
Restructuring costs	(2,354)	–	5,557	–
AT&T settlement charge	10,211	–	10,211	–
Write-down of UK assets	17,542	–	17,542	–
Write-down of investments	–	–	981	–
Debt extinguishment charge	–	–	7,089	–
Write-down of deferred financing and related costs	4,076	–	4,076	–
Goodwill impairment loss	347,600	–	347,600	–
Future income taxes (note 12)	3,322	752	708	1,933
Goodwill amortization charges	–	2,571	–	7,667
Cash flow from (used in) continuing operations	(5,970)	19,340	8,664	46,158
Net changes in non-cash operating working capital from continuing operations	(5,261)	(14,597)	(10,168)	(34,573)
	(11,231)	4,743	(1,504)	11,585
Financing:				
Issue of common shares, net of costs and share repurchases	(993)	(3,223)	50,768	(2,636)
Proceeds on issue of long-term debt	69,570	18,710	367,106	43,010
Repayment of long-term debt	(28,779)	(7,994)	(308,358)	(115,641)
Increase (decrease) in bank indebtedness	2,847	(292)	(839)	(3,043)
Issue of equity instruments, net of costs	–	–	–	83,893
Distributions on equity instruments	(2,368)	(2,613)	(7,044)	(2,613)
Distributions to minority interest holders	–	–	(1,401)	–
	40,277	4,588	100,232	2,970
Investments:				
Acquisition of businesses, net of cash acquired	(18,738)	(3,461)	(70,975)	(8,356)
Additions to property and equipment	(4,952)	(5,560)	(13,725)	(12,251)
Additions to other long-term assets	(4,961)	(495)	(16,004)	(2,754)
	(28,651)	(9,516)	(100,704)	(23,361)
Impact of foreign exchange effect on cash	46	125	(45)	220
Net cash used in discontinued operations	(35)	(306)	(162)	(5,752)
Increase (decrease) in cash position	406	(366)	(2,183)	(14,338)
Cash, beginning of period	2,041	1,441	4,630	15,413
Cash, end of period	$ 2,447	$ 1,075	$ 2,447	$ 1,075
Cash flow from continuing operations per share:				
Basic	$ (0.05)	$ 0.25	$ (0.07)	$ 0.61
Diluted	$ (0.05)	$ 0.25	$ (0.07)	$ 0.60

Cash flow from continuing operations per share is calculated using the cash provided from continuing operations excluding net changes in non-cash working capital.

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands of dollars)

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Assets		
Current assets:		
Cash	$ 2,447	$ 4,630
Accounts receivable (note 4)	56,195	92,538
Work in progress and unbilled revenue	33,244	21,825
Inventory and other current assets	13,632	17,936
	105,518	136,929
Property and equipment	51,399	63,110
Goodwill (notes 1(b) and 8)	189,054	589,711
Future income taxes (note 12)	–	18,221
Other assets	6,922	12,793
	$ 352,893	$ 820,764
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness (note 4 and 5(a))	$ 5,104	$ 5,943
Accounts payable and accrued liabilities	102,628	99,968
Deferred revenue	16,511	24,697
Accrued acquisition liabilities	6,387	72,845
Income taxes payable	200	2,705
Current portion of long-term debt (notes 5(b), 5(c) and 9)	312,838	3,828
	443,668	209,986
Long-term debt (notes 5(b) and (c))	11,281	169,347
Future income taxes (note 12)	–	19,758
Minority interest	1,348	2,685
Shareholders' equity (deficiency):		
Share capital (note 9)	361,530	375,780
Foreign currency translation adjustment	(23,692)	(3,849)
Retained earnings (deficit)	(441,242)	47,057
	(103,404)	418,988
	$ 352,893	$ 820,764

See accompanying notes to consolidated financial statements, including note 1(a) Basis of presentation – going concern uncertainty.

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Retained earnings (deficit), beginning of period, as previously reported	$ (43,846)	$ 36,314	$ 47,057	$ 32,357
Goodwill impairment loss (notes 1(b) and 8)	–	–	(75,000)	–
Retaining earnings (deficit), beginning of period after change in accounting policy	(43,846)	36,314	(27,943)	32,357
Net earnings (loss)	(395,028)	11,334	(408,354)	16,704
Repurchase of shares in excess of average issue price	–	(1,545)	(5)	(2,833)
Distributions on equity instruments, net of income taxes	(2,368)	(1,312)	(4,940)	(1,437)
Retained earnings (deficit), end of period	$(441,242)	$ 44,791	$(441,242)	$ 44,791

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

1. Significant accounting policies

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all information and notes required by GAAP for complete financial statements. These statements should be read in conjunction with the audited financial statements for the year ended December 31, 2001. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

(a) Basis of presentation – going concern uncertainty:

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of business. To date the Company has financed its activities through operations, the issuance of shares and through financing made available primarily through three credit facilities.

The Company on filing of its third quarter compliance certificates will be in violation of certain financial covenants (debt to EBITDA, senior debt to EBITDA, interest coverage and net worth), under the terms of the lending agreements for the senior secured revolving term credit facility ("Bank Facility"), senior secured term debt notes ("Term Notes") and senior subordinated term debt notes ("COPrS") (collectively the "Credit Facilities"). The debt holders have advised that they will not amend the Credit Facilities nor waive the covenant violations for the third quarter of 2002, although the lenders have not exercised their right to demand payment. Further, the lenders under the Bank Facility have capped the Company's drawings to approximately $93 million. The Company is, however, in discussions with its debt holders to allow for a new super-priority demand credit to be created, with this facility to be used to finance ongoing business operations over the short term while longer-term solutions are developed by the Company and its debt holders. Additionally, on November 22, 2002, the Company's UK based lender issued a demand notice to repay its debt in respect of its sterling demand facility. The amount drawn under this facility was GBP 2,050 (C$5,104) and is secured by certain UK accounts receivable.

Given the foregoing, in accordance with EIC-59 Long-Term debt with Covenant Violations, issued by The Canadian Institute of Chartered Accountants' Emerging Issues Committee, the Company has classified the amounts payable under the Credit Facilities as current liabilities in the accompanying balance sheet.

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

1. Significant accounting policies (continued):

(a) Basis of presentation – going concern uncertainty (continued):

The Company's continuation as a going concern is dependent upon continued support of its debt holders and creditors, its ability to obtain suitable financing, its ability to achieve and to maintain positive cash flow and earnings from operations, and the development of a plan acceptable to the Company's various stakeholders. The Company is seeking longer-term solutions, which include debt restructuring, alternate long-term financing, divestment of assets, discontinuance of its UK operations, as discussed further in the Mosaic Group United Kingdom section, opportunities to improve profitability through restructuring of some of its businesses and the possible sale of the Company. The outcome of these matters is uncertain and cannot be predicted at this time. Should these efforts not be successful, the Company may not be able to realize its assets and settle its liabilities through ongoing normal operations and its business and financial condition may be materially and adversely affected, which may ultimately result in the Company filing for creditor protection by the courts in both Canada and the United States.

At this time the Company believes it remains appropriate to use the going concern basis of accounting and presentation. However, should circumstances change, then the going concern basis of accounting and presentation may no longer be appropriate and accordingly further adjustments may be required to the recorded amounts of assets, liabilities, revenues and expenses as well as the overall financial statement presentation.

(b) Business combinations, goodwill and other intangible assets:

(i) Effective January 1, 2002, the Company adopted the new accounting standards released by The Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition-related goodwill and other intangible assets. These new standards eliminate the ongoing amortization of goodwill but require the Company to carry out, at least annually (but more frequently if evidence of impairment exists), tests that are significantly more rigorous than prior standards to determine whether there has been an impairment in the carrying value of goodwill in the consolidated financial statements. The new standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill.

In connection with the transitional goodwill impairment evaluation as required by the new accounting standards, during the second quarter of 2002, the Company carried out an assessment whether goodwill is impaired as of January 1, 2002. The Company recorded a non-cash charge of $75 million for goodwill impairment in the Marketing and Technology and the United Kingdom divisions. Such charge is non-operational in nature and is reflected as an adjustment to retained earnings at January 1, 2002.

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

1. Significant accounting policies (continued):

(b) Business combinations, goodwill and other intangible assets (continued):

(i) During the third quarter of 2002, the Company determined that, in light of the deteriorating cash flow, operating results and financial condition of the Company and market conditions in general, indicators of further impairment existed as at September 30, 2002. As a result the Company recorded a goodwill impairment charge of $347,600 (net of related currency translation adjustments of $12,665) in the Performance Solutions and United Kingdom divisions during the three months ended September 30, 2002 (see note 8). To determine the amount of the impairment, management used a fair value methodology based on market transaction multiples for comparable businesses applied to forecasted EBITDA (see note 1(e)) used to evaluate the reporting units performance.

ii) The change in the accounting policy for acquisition-related goodwill has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change on prior year comparatives is as follows:

	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Earnings (loss) from continuing operations	$(395,028)	$ 11,334	$(408,354)	$ 25,028
Add back: goodwill charges, net of income taxes	–	2,571	–	7,667
Earnings (loss) from continuing operations before goodwill charges	(395,028)	13,905	(408,354)	32,695
Discontinued operations	–	–	–	(8,324)
Adjusted net earnings (loss)	(395,028)	13,905	(408,354)	24,371
Earnings (loss) per share from continuing operations before goodwill charges:				
Basic	$ (3.15)	$ 0.17	$ (3.40)	$ 0.41
Diluted	$ (3.15)	$ 0.16	$ (3.40)	$ 0.40
Adjusted net earnings (loss) per share:				
Basic	$ (3.15)	$ 0.17	$ (3.40)	0.30
Diluted	$ (3.15)	$ 0.16	$ (3.40)	$ 0.30

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

1. **Significant accounting policies (continued):**

(c) Stock-based compensation and other stock-based payments:

Effective January 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net loss and loss per share for the quarter and year to date. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period.

Pro forma stock compensation disclosures:

	Three months ended September 30, 2002	Nine months ended September 30 2002
Net loss	$ (395,028)	$ (408,354)
Estimated stock-based compensation costs	(768)	(1,922)
Pro forma net loss	(395,796)	(410,276)
Pro forma loss per share		
Basic and diluted	$ (3.15)	$ (3.42)
Assumptions:		
Expected lives (in years)	3-5	
Risk-free interest rate	4%	
Dividend yield	0%	
Volatility	62%	

(Unaudited) (In thousands of dollars)

1. Significant accounting policies (continued):

(d) Deferred Customer Acquisition Costs:

Deferred customer acquisition costs consist of direct-response advertising costs whose primary purpose is to elicit enrolment of customers under the Company's proprietary long distance or other programs. These costs result in an economic benefit over the period the customer continues with Mosaic's program. Accordingly, these costs are amortized on a straight-line basis over the average economic benefit period of the customers acquired under the program, which is currently estimated to be 24 months.

Direct-response advertising expenditures made for the three and nine months ended September 30, 2002 are $635 and $2,548 respectively. As at September 30, 2002, $2,249 (2001 – $41) of costs have been included in other assets. Amortization expense for the three months and nine months ended September 30, 2002 of $278 and $341 (2001 – nil for both periods) related to these cost deferrals is included in depreciation and other amortization.

(e) Supplementary earnings measure:

In addition to providing earnings measures in accordance with GAAP, the Company's consolidated statement of operations presents EBITDA as a supplemental earnings measure. This earnings measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

EBITDA is defined as earnings from continuing operations before depreciation and other amortization, interest, AT&T settlement charge, write-down of UK assets, write-down of deferred financing and related costs, debt extinguishment charge, write-down of investments, restructuring costs, minority interest, goodwill impairment loss, income taxes, goodwill amortization charges and loss on divestiture or discontinued operations, net of income taxes. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. It is also widely used for valuation purposes.

2. Provision for restructuring costs

Mosaic has substantially completed the implementation of its restructuring plan announced in January 2002. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in the workforce.

(Unaudited) (In thousands of dollars)

2. Provision for restructuring costs (continued):

For the nine months ended September 30, 2002, the Company recorded a pre-tax restructuring charge of $13.8 million.

The reconciliation of the restructuring liability as at September 30, 2002 is as follows:

	Provision	Cash Expenditures	Non-cash	Balance Sept. 30, 2002
Severance costs	$ 7,261	$ 6,328	$ –	$ 933
Lease terminations	2,857	1,272	–	1,585
Asset write-offs	3,039	–	3,039	–
Other	631	631	–	–
Total	$ 13,788	$ 8,231	$ 3,039	$ 2,518

The Company expects that substantially all remaining severance payments will occur within the next six months while payments against certain lease commitments may extend up to a period of 12 months.

Costs arising from further restructuring required to act on the circumstances described in note 1(a) will be recorded once a formal restructuring plan has been developed and approved.

3. AT&T Wireless settlement

During September 2002 the Company signed an agreement to resolve all outstanding matters with AT&T Wireless, following the termination of its customer acquisition agreement in January 2002. The agreement puts closure to all monies in dispute between Mosaic and the AT&T group of companies and includes the discontinuance by Mosaic of all activities under its AT&T Wireless license as a New York City Master Dealer. The result of the settlement is a pre-tax third quarter charge of approximately US$6.5 million (C$10.2 million) in excess of provisions previously recorded for all associated payments, closure costs and related charges. Subsequent to quarter end the Company made a US$2.5 million (C$4.0 million) payment to AT&T in respect of the settlement, with an additional US$1 million (C$1.6 million) payment due in December 2002.

4. United Kingdom operations and write-downs

On November 25, 2002 the Company decided to discontinue its United Kingdom division after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this division. On November 22, 2002, the Company's UK based lender issued a demand notice to repay its debt in respect of its sterling demand facility. The amount drawn under this facility was GBP 2,050 (C$5,104) and is secured by certain UK accounts receivable.

4. United Kingdom operations and write-downs (continued):

Management is currently putting in place a plan to liquidate the business in a timely manner and with a view to minimizing any cash cost. The precise amount of this cost is not determinable at this time. As a result of the foregoing, the Company will report in the quarter ending December 31, 2002 the United Kingdom division as a discontinued operation along with the financial impact of such discontinuance, apart from asset impairment charges taken in the third quarter ended September 30, 2002.

For the quarter ended September 30, 2002, the Company determined that for financial reporting purposes certain cost deferrals on contracts related to business in the UK and Ireland were no longer recoverable based on their estimated profitability. The Company has also identified assets that are redundant to the United Kingdom operations as a result of the recent consolidation of the UK operations. Finally, the write-down includes assets, the value of which is impaired as a result of the deteriorating financial condition in the UK. Details of asset write-downs charged to income during the three months ended September 30, 2002 are set out on the next page:

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

4. United Kingdom operations and write-downs (continued):

Costs deferred related to contracts	$	7,890
Redundant assets and other		6,088
Accounts receivable and other current assets		3,564
Total write-downs	$	17,542

The September 30, 2002 United Kingdom division summarized unaudited balance sheet, excluding intercompany amounts and reflecting the impact of the write-downs, is set out below:

Current assets:		
Accounts receivable	$	9,255
Work in progress and unbilled revenue		4,371
Inventory and other current assets		1,888
		15,514
Property and equipment		7,470
Other assets		298
Total assets	$	23,282
Current liabilities:		
Bank indebtedness	$	5,105
Accounts payable and accrued liabilities		17,725
Deferred revenue		1,884
		24,714
Long-term debt		7,590
Total liabilities	$	32,304
Net liabilities	$	(9,022)

Long-term debt consists of a first charge mortgage on a property located in the United Kingdom.

The Company has performance guarantees in respect of two material contracts currently being executed by the United Kingdom division. At this time, the Company is unable to determine whether any material liability may arise for the parent company from such performance guarantees as a result of the discontinuance of the UK division.

(Unaudited) (In thousands of dollars)

5. Bank indebtedness and long-term debt (see note 1(a))

(a) Bank Indebtedness:

The Company has a credit facility of GBP 2,050 (C$5,104) bearing interest at the London Inter-Bank Offering Rate plus 1.5%, secured by accounts receivable. The amount drawn under this facility was GBP 2,050 (C$5,104) at September 30, 2002 (2001 – GBP 750 (C$1,740)). On November 22, 2002, the Company's UK based lender issued a demand notice to repay its debt in respect of its sterling demand facility. The amount drawn under this facility was GBP 2,050 (C$5,104) and is secured by certain UK accounts receivable (see note 4, United Kingdom operations and write-downs).

(b) Long-term debt (including current portion):

	September 30 2002	December 31 2001
Bank Facility	$ 59,132	$ 162,710
Term Notes	159,000	–
COPrS	90,630	–
Mortgage against UK property (GBP 3,050)	7,590	–
Obligations under capital leases	7,767	10,465
	324,119	173,175
Current portion	(312,838)	(3,828)
	$ 11,281	$ 169,347

On June 13, 2002, Mosaic issued two series of Term Notes: US$80 million (C$123.2 million) of Series A Notes bearing interest at 7.57% with maturities of US$12.3 million on June 13, 2006, US$30.8 million on June 14, 2007 and US$36.9 million on June 13, 2008; and US$20 million (C$30.8 million) of Series B Notes bearing interest at 7.27% and maturing on June 14, 2007. The proceeds were used to pay down amounts drawn under the Company's Bank Facility. The agreement includes certain financial covenants including limitation on consolidated total debt and limitation on consolidated senior debt along with requirements to maintain specified levels of net worth and debt and interest coverage.

(Unaudited) (In thousands of dollars)

5. Bank indebtedness and long-term debt (continued):

As a result of the repayment of the Bank Facility, Mosaic recorded a non-cash charge against earnings in the quarter ended June 30, 2002 of $7.1 million, representing the write-down of deferred financing costs associated with the Bank Facility and the recognition of the fair value of interest rate swaps which were hedging floating interest rate exposure on a portion of the US dollar and Canadian dollar denominated debt. Upon repayment of the Bank Facility, these swaps can no longer be accounted for as hedges under generally accepted accounting principles and will be recorded at fair value until maturity or cancellation. The swaps mature in July 2003 and February 2004. Beginning with the quarter ended June 30, 2002, these swaps have been marked to market and the resulting loss has been charged to earnings. The swaps will continue to be marked to market at each reporting period until their maturity or cancellation and the gain or loss will be included in earnings.

c) Default under the Credit Facilities:

As set out in note 1(a) as the Company will be in default of its September 30, 2002 financial covenants, then in accordance with EIC-59 Long-Term debt with Covenant Violations, issued by The Canadian Institute of Chartered Accountants' Emerging Issues Committee, the Company has classified the amounts payable under the Credit Facilities as current liabilities in the accompanying balance sheet.

6. Acquisition of Custom Offers

During January 2002, the Company acquired Evanston, Illinois based Custom Offers LLC, now renamed Mosaic Data Solutions. Mosaic Data Solutions is an Internet marketing solutions company, focused on aggregating large volumes of high quality data.

The initial purchase price was US$6 million of which US$5.7 million was paid with the issue of 2,293,067 common shares and the balance in cash. In March 2002, Mosaic Data Solutions met the conditions for the payment of a further US$4.0 million of interim consideration to its original vendors. This was paid in April 2002, through the issuance of 1,554,459 common shares valued at US$3.9 million and the balance in cash.

Additional future contingent consideration is based on a multiple of up to 5 times the average 2002 and 2003 pre-tax earnings (less consideration previously paid) and will be settled primarily in Mosaic common shares. The maximum consideration paid in the aggregate cannot exceed US$49.9 million, with any Mosaic common shares issued subject to a floor price of US$1.80 (approximately C$2.80).

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

7. Paradigm acquisition consideration

As per the terms of the original merger agreement with Paradigm's equity holders, Paradigm adopted a Supplementary Management Incentive Program (the "SMIP") applicable to certain senior management employees ("Participants") of Paradigm. The payments under the SMIP to the Participants were contingent upon continuing employment, achieving minimum earnings growth rates and achieving pre-established earnings levels during fiscal years 2001, 2002 and 2003. The maximum payment under this plan was US$50 million payable on April 1, 2004. In April 2002, the Company reached an agreement with the Participants to modify the SMIP. Under the modified agreement, the amount payable has been fixed at approximately US$6.3 million. Of this amount, no less than US$2.85 million is payable in cash and the balance in Mosaic common shares on April 1, 2004 (subject to a share price floor of $1 per share). The payments will only vest for employees who continue to remain employed with Mosaic through April 1, 2004. However, the payment may be accelerated upon a change of control of Mosaic. The amounts payable under the SMIP were recorded in the second quarter of 2002 as an increase to goodwill and subsequently included, in part, in the impairment charge recorded at September 30, 2002 (see note 8).

8. Goodwill

The changes in the carrying amount of goodwill for the nine months ended September 30, 2002 are as follows:

At December 31, 2001	$ 589,711
Additions	29,110
Disposals	(1,591)
Impairment loss	(422,600)
Currency translation changes	(5,576)
Goodwill as at September 30, 2002	$ 189,054

As discussed in note 1(b), total goodwill impairment loss of $75 million was recognized as at June 30, 2002, upon adoption of CICA Section 3062 and reflected as an adjustment to retained earnings as at January 1, 2002.

The Company has determined that in the light of the deteriorating financial results and cash flow prospects of the Company's UK operations and the Performance Solutions business, indicators of further impairment of goodwill existed as at September 30, 2002. As a result the Company recorded a goodwill impairment charge of $347.6 million during the three months ended September 30, 2002 of which $233 million and $114.6 million related to the Performance Solutions and United Kingdom divisions, respectively.

(Unaudited) (In thousands of dollars)

8. Goodwill (continued):

To determine the amount of the impairment, management used a fair value methodology based on market transaction multiples for comparable businesses applied to forecasted EBITDA used to evaluate the reporting units' performance.

9. Share capital

Issued and outstanding as at September 30, 2002:

	Number of shares		Amount
Common shares outstanding, December 31, 2001	75,194,371	$	191,578
Issued on acquisitions	36,246,400		111,835
Issued on exercise of options	1,180,834		3,113
Issued on share offering	13,800,000		50,204
Other, net of share repurchases under a Normal Course Issuer Bid	(278,819)		(686)
Common shares outstanding, September 30, 2002	126,142,786		356,044
Paradigm acquisition obligation to be settled in shares (December 31, 2001 – $98,852)			5,486
Total share capital, September 30, 2002		$	361,530

Equity instruments – Canadian Originated Preferred Securities ("COPrS"):

Prior to September 30, 2002, share capital included financial instruments, net of costs, amounting to $85,349,870 issued in June 2001 through a private placement of COPrS. Given the recent events concerning the Company's ability to continue as a going concern (see note 1(a)), the Company no longer has the ability or intention to satisfy distribution and redemption obligations on these instruments by generating cash proceeds from the issuance and sale of the requisite number of common shares by the Company by a trustee. As such the obligation has been reclassified to current liabilities.

Common Shares:

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million common shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs.

Notes to Consolidated Financial Statements

(Unaudited) (In thousands of dollars)

10. Earnings (loss) per share

Earnings per share calculations are based on earnings (loss) from continuing operations after deducting distributions on equity instruments (COPrS), net of income taxes, amounting to $2,368 (see note 9) and $4,940 for the three and nine-month period ended September 30, 2002, respectively (three and nine-month period ended September 30, 2001 – $1,312 and $1,437 respectively) as the numerator in the calculation and the weighted average number of common shares outstanding during the period as the denominator.

For purposes of determining diluted earnings per share, only the rights to acquire common shares, including contingent share consideration on acquisitions that would be dilutive to earnings have been considered.

11. Segmented information

Mosaic's businesses exhibit similar economic characteristics driven by the nature of the services provided, the method of delivery and similar long-term financial performance and are accordingly aggregated for reporting purposes into one segment.

The Company operates primarily in Canada, the United States and the United Kingdom. Revenues attributed to customers based on where services are provided.

For the three months ended and as at September 30

	Revenues		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 36,961	$ 32,253	$ 43,229	$ 65,780
United States	73,321	134,624	189,754	305,245
UK (includes Ireland in 2001)	26,846	42,500	7,470	134,607
	$ 137,128	$ 209,377	$ 240,453	$ 505,632

For the nine months ended and as at September 30

	Revenues		Capital assets and goodwill	
	2002	2001	2002	2001
Canada	$ 101,006	$ 94,471	$ 43,229	$ 65,780
United States	233,844	364,899	189,754	305,245
UK (includes Ireland in 2001)	90,633	134,887	7,470	134,607
	$ 425,483	$ 594,257	$ 240,453	$ 505,632

(Unaudited) (In thousands of dollars)

12. Income Taxes

During the quarter ended September 30, 2002, and as a result of matters outlined in notes 1(a) and 5, management evaluated the carrying value of the future tax assets and liabilities previously reported and recorded an additional valuation allowance resulting in a charge to future income tax expense of $3.3 million for the three months ended September 30, 2002. The Company has estimated loss carry forwards of $100.8 million expiring in various periods commencing in 2005 and temporary differences related to goodwill and other assets of $106.0 million the benefits of which will be recognized when it is more likely than not that the benefit will be realized. The following table summarizes the future tax assets and liabilities as at September 30, 2002.

	September 30, 2002
Future tax asset	$ 143,600
Valuation allowance	(133,500)
Future tax liability (offset against net future tax asset)	(10,100)
Net	–

CORPORATE DIRECTORY

Corporate Office

469A King Street West
Toronto, Ontario
M5V 3M4
Telephone: 1-888-mosaic-3
(1-888-667-2423)
Fax: 416-813-0970
www.mosaic.com

Shareholder Inquiries

Ben Kaak
Executive Vice President
and Chief Financial Officer
Telephone: 416-813-4272
kaakb@mosaicgroupinc.com

Donna Cox-Davies
Vice President Communications
Telephone: 201-242-3520
cox-daviesd@mosaicgroupinc.com

Share Exchange

Toronto Stock Exchange

Trading Symbol

MGX

Auditors

Ernst & Young LLP
Toronto, Canada

Bankers

Canadian Imperial Bank
of Commerce
The Bank of Nova Scotia
Bank One, NA,
Canada Branch
Bank of Montreal
The Toronto-Dominion Bank
HSBC Bank Canada

US Lenders

The Prudential Insurance
Company of America
Jackson National Life Insurance
Company of New York
Jackson National Life Insurance
Company
Northern Life Insurance
Company
Nationwide Life Insurance
Company
Nationwide Indemnity Company

Legal Counsel

Fraser Milner Casgrain LLP,
Toronto, Ontario
Testa, Hurwitz & Thibeault,
LLP, Boston,
Massachusetts
McCarthy Tétrault LLP,
Toronto, Ontario, and
London, England

Transfer Agent

CIBC Mellon Trust Company
Toronto
Telephone: (800) 387-0825
inquiries@cibcmellon.ca

Board of Directors

Independent Directors
John R. Barnett
President and CEO and
Director, Rothmans Inc.

John E. Caldwell
Past President and CEO,
Geac Computer
Corporation Limited

Catherine McQueen
Deputy Chair of CTV Inc.

Theodore D. Sands
Chairman, Mosaic Group Inc.
President, HAAS Capital LLC

Management Director
Marc Byron
Vice Chairman and Chief
Executive Officer,
Mosaic Group Inc.

Officers

Marc Byron
Vice Chairman and
Chief Executive Officer

Catherine Barbaro
Vice President Legal and
Corporate Secretary

Robert Davis
Vice President Taxation

David Graf
President, Mosaic
Performance Solutions
North America

John Hoholik
President, Mosaic Marketing
and Technology Solutions
North America

Domenic Ieraci
Senior Vice President
Finance

Ben Kaak
Executive Vice President and
Chief Financial Officer

Brian Meagher
President, Mosaic Sales
Solutions North America

Alay Shah
Vice President Corporate
Controller

Jerry Stone
President, Mosaic
Solutions UK

MOSAIC

REAL SOLUTIONS. REAL RESULTS.

www.mosaic.com

02 DEC 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section of our quarterly report provides Management's Discussion and Analysis of the financial condition and performance of Mosaic Group Inc.'s ("the Company's") operations for the three and nine months ended September 30, 2002 and 2001. The focus of this analysis is on key measures used to monitor the Company's overall financial performance and the financial condition of its continuing operations. The analysis should be read in conjunction with, and is based on the unaudited consolidated financial statements, which are presented later in this quarterly report. For major financial risks and uncertainties as well as additional financial disclosures and analysis thereon, the reader is directed to the 2001 annual report to shareholders. All amounts are in Canadian dollars, unless otherwise indicated.

Credit Facilities, Liquidity and Going Concern

The Company on filing of its third quarter compliance certificates will be in violation of certain financial covenants (debt to EBITDA, senior debt to EBITDA, interest coverage and net worth), under the terms of the lending agreements for the senior secured revolving term credit facility ("Bank Facility"), senior secured term debt notes ("Term Notes") and senior subordinated term debt notes ("COPrS") (collectively the "Credit Facilities"). The debt holders have advised that they will not amend the Credit Facilities nor waive the covenant violations for the third quarter of 2002, although the lenders have not exercised their right to demand payment. Further, the lenders under the Bank Facility have capped the Company's drawings to approximately $93 million. In addition, the agent under the Bank Facility has advised that as outstanding banker's acceptances and LIBOR borrowings become due, they will be renewed as prime and base rate loans, as the case may be, and will carry interest at Canadian prime plus 5% or US base rate plus 5%, respectively. Additionally, on November 22, 2002, the Company's UK-based lender issued a demand notice to repay its debt in respect of its sterling demand facility. The amount drawn under this facility was GBP 2.1 million (C$5.1 million) and is secured by certain UK accounts receivable.

As at November 22, 2002 the Company had approximately $10 million in available cash and undrawn credit lines to finance its ongoing operations. Based on current estimates this level of available capital is sufficient to meet the immediate operating needs of the business, however, will be insufficient to sustain the business beyond the short term and will be insufficient to fund ongoing interest commitments. The Company anticipates that it will have a payment default on its December 13th and 15th interest payments on the Term Notes and COPrS respectively, aggregating $5.4 million. As a result the Company has entered into discussions with its debt holders to allow for a new super-priority demand credit to be created, with this facility to be used to finance ongoing business operations over the short term while longer-term solutions are developed by the Company and its debt

holders. There can be no assurance that additional financing will be available to the Company or, if available, it will be obtained on a timely basis and on acceptable terms to enable the Company to continue to finance its operations and capital needs.

The Company's continuation as a going concern is dependent upon continued support of its debt holders and creditors, its ability to obtain suitable financing, its ability to achieve and to maintain positive cash flow and earnings from operations, and the development of a plan acceptable to the Company's various stakeholders. The Company is seeking longer-term solutions, which include debt restructuring, alternate long-term financing, divestment of assets, discontinuance of its UK operations as discussed further in the Mosaic Group United Kingdom section, opportunities to improve profitability through restructuring of some of its businesses and the possible sale of the Company. The outcome of these matters is uncertain and cannot be predicted at this time. Should these efforts not be successful, the Company may not be able to realize its assets and settle its liabilities through ongoing normal operations and its business and financial condition may be materially and adversely affected, which may ultimately result in the Company filing for creditor protection by the courts in both Canada and the United States.

At this time, the Company believes it remains appropriate to use the going concern basis of accounting and presentation. However, should circumstances change then the going concern basis of accounting and presentation may no longer be appropriate and accordingly further adjustments may be required to the recorded amounts of assets, liabilities, revenues and expenses as well as the overall financial statement presentation.

Mosaic Group United Kingdom (UK)

On November 25, 2002 the Company decided to discontinue its United Kingdom division after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this division.

Mosaic's UK business has recently experienced a very significant decline and the Company anticipates that future losses in the UK will continue. Management is currently putting in place a plan to liquidate the UK business in a timely manner and with a view to minimizing any cash cost. The precise amount of this cost is not determinable at this time. As a result of the foregoing, the Company will report in the quarter ending December 31, 2002 the United Kingdom division as a discontinued operation along with the financial impact of such discontinuance, apart from asset impairment charges taken in the third quarter ended September 30, 2002.

The Company has two parent company performance guarantees in respect of material contracts currently being executed by the United Kingdom division. At this time, the Company is unable to determine whether any material liability may arise as a result of the discontinuance to the parent company stemming from the termination of the underlying contracts.

As disclosed in notes 4 and 8 to the consolidated financial statements, the Company recorded an asset impairment charge of $17.5 million and a goodwill impairment charge of $114.6 million, related to the UK business in the third quarter ended September 30, 2002.

AT&T Wireless settlement

During September 2002 the Company signed an agreement to resolve all outstanding matters with AT&T Wireless, following the termination of its customer acquisition agreement in January 2002. The settlement agreement addresses the following issues:

- A closure in relation to all monies in dispute between Mosaic and AT&T Wireless and its group of companies.

- Discontinuance by Mosaic of all activities under its AT&T Wireless license as a New York City Master Dealer, where the Company was involved in the management of sales and related commissions for AT&T sub-dealers in this market.

- The settlement expands and extends the provision of Mosaic's in-store sales services to AT&T Wireless. The contract expands Mosaic's current in-store sales activities in Best Buy stores across the US by contracting additional sales services in Circuit City stores commencing in November 2002. Annual incremental revenue is expected to approximate US$6 to US$10 million. The term of the agreement has been extended for five years, with a one-year no cancellation provision.

The result of the settlement is a third quarter charge of US$6.5 million (C$10.2 million) (including non-cash write-offs amounting to US$2.6 million (C$4.1 million)) in excess of provisions previously recorded for all associated payments, closure costs and related charges. Subsequent to quarter end the Company made a US$2.5 million payment to AT&T in respect of the settlement, with an additional US$1 million payment due in December 2002.

Restructuring

Mosaic has substantially completed the implementation of its restructuring plan announced in January 2002. Key restructuring actions include the consolidation of a number of physical locations, the exit from various unprofitable customer accounts, divestiture of certain non-core businesses and a reduction in the workforce.

For the nine months ended September 30, 2002, the Company recorded a pre-tax restructuring charge of $13.8 million.

The reconciliation of the restructuring liability as at September 30, 2002 is as follows:

(in thousands of dollars)

	Provision	Cash Expenditures	Non-cash	Balance Sept. 30, 2002
Severance costs	$ 7,261	$ 6,328	$ –	$ 933
Lease terminations	2,857	1,272	–	1,585
Asset write-offs	3,039	–	3,039	–
Other	631	631	–	–
Total	$ 13,788	$ 8,231	$ 3,039	$ 2,518

The Company expects that substantially all remaining severance payments will occur within the next six months, while payments against certain lease commitments may extend up to a period of twelve months.

Costs arising from further restructuring required to act on the circumstances described in the Credit Facilities section above will be recorded once a formal restructuring plan has been developed and approved.

Proprietary Subscription-Based Services and Joint Ventures

This section is an update on Mosaic's proprietary services and joint ventures. In previous quarters this section included an update on the initiatives in the UK, namely the mobile phone service and hydro private label joint ventures with J. Sainsbury plc. In view of the decision to discontinue the UK operations, these programs are not discussed here. Accordingly the one remaining significant proprietary service is the Canadian Long Distance program under which Mosaic offers long distance marketing programs in Canada through various Brand Partners including CIBC, Ontario Hydro Energy and Eastlink Cable. The CIBC program, marketed as CIBC Guaranteed Proof, continues to be one of Canada's fastest growing and most competitive reseller residential long distance telephone services and is marketed to all CIBC VISA customers.

As set out in the following table, the total number of subscribers under these programs increased significantly during the third quarter. The billed subscriber base at September 30, 2002 numbered 139,501, an increase of 19,216 or 16% from June 30, 2002. Mosaic is now one of the largest long distance rebillers in Canada. Further growth is expected during the fourth quarter, with the subscriber base expected to be in excess of 150,000 by year-end.

The following table summarizes the subscriber base under the programs:

Billed subscriber base of Mosaic's proprietary programs

	Billed subscriber base as at		Average Monthly Revenue Per Subscriber	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Long Distance Marketing – Canada (all programs)	139,501	120,285	$23.03	$21.86

Results of Operations and Financial Condition

Operating results for three and nine months ended September 30, 2002, compared to three and nine months ended September 30, 2001

Summary financial information

(in thousands of dollars, except percentages and per share amounts)

	Three months ended September 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	$ 137,128	$ 209,377	(72,249)	(34.5%)
Direct Costs	100,233	149,215	48,982	32.8%
Gross Profit	36,895	60,162	(23,267)	(38.7%)
% of Revenue	*26.9%*	*28.7%*	*(1.8%)*	
SG&A	34,252	34,256	4	–
% of Revenue	*24.9%*	*16.4%*	*(8.5%)*	
EBITDA (see supplemental Earnings measures)	2,643	25,906	(23,263)	(89.8%)
% of Revenue	*1.9%*	*12.4%*	*(10.5%)*	
Earnings (loss) from continuing operations	(395,028)	11,334	(406,362)	
Earnings (loss) from continuing operations per share	(3.15)	0.13		

	Nine months ended September 30		Better (Worse)	
	2002	**2001**	**$**	**%**
Revenue	$ 425,483	$ 594,257	(168,774)	(28.4%)
Direct Costs	299,734	424,976	125,242	29.5%
Gross Profit	125,749	169,281	(43,532)	(25.7%)
% of Revenue	*29.6%*	*28.5%*	*1.1%*	
SG&A	97,348	102,579	5,231	5.1%
% of Revenue	*22.9%*	*17.3%*	*(5.6%)*	
EBITDA	28,401	66,702	(38,301)	(57.4%)
% of Revenue	*6.7%*	*11.2%*	*(4.5%)*	
Earnings (loss) from continuing operations	(408,354)	25,028	(433,382)	
Earnings (loss) from continuing operations per share	(3.40)	0.31		

Revenues and Gross Profit

The following table summarizes revenues in the three-month and nine-month periods to September 30, 2002 and 2001 by business division.

(in millions of dollars, except percentages)

	For the three months ended September 30			For the nine months ended September 30		
	2002	**2001**	**Change**	**2002**	**2001**	**Change**
Mosaic Performance Solutions	$ 30.9	$ 96.6	(68%)	$ 115.1	$ 264.5	(56%)
Mosaic Sales Solutions	69.5	56.0	24%	184.8	148.1	25%
Mosaic Marketing & Technology	9.9	14.3	(31%)	35.0	46.5	(25%)
Mosaic UK	26.8	42.5	(37%)	90.6	135.1	(33%)
Mosaic Consolidated	**$137.1**	**$ 209.4**	**(35%)**	**$ 425.5**	**$ 594.2**	**(28%)**

Revenues for the three and the nine-month periods ended September 30, 2002 decreased by 35% and 28% respectively over the corresponding periods of 2001 with declines in Performance Solutions, Marketing & Technology Solutions and the UK partly offset by growth in the Sales Solutions business.

Pro forma revenues, which exclude revenues from recently acquired Mosaic Data Solutions, and the divestment from Ireland in the nine months ended September 30, 2002, declined by 30% compared to the same period in 2001. During the nine months ended September 30, 2002 pro forma revenues in local currency terms declined by 32% compared to the corresponding period of 2001. The strengthening of the US dollar and the British pound resulted in a favorable impact on revenues translated into Canadian dollars.

Reported revenues in the three and the nine months ended September 30, 2002 were impacted by the following factors:

(a) The exit from the AT&T Wireless direct marketing contract at the beginning of the year which recorded revenues of $41.3 million and $139.8 million in the three and nine month periods ended September 30, 2001 respectively, with no revenues recorded in 2002;

(b) The cancellation of the WorldCom Wireless contract due to their financial difficulties in the second quarter of 2002 which was expected to replace in part the revenues foregone with the termination of the AT&T Wireless direct marketing contract;

(c) The delay in the commencement of the customer acquisition program with Cingular Wireless ("Cingular") as further discussed below;

(d) Deterioration in UK revenue resulting from the deliberate exit from a number of low margin contracts in the UK as part of the restructuring program, together with the loss of several field marketing accounts and delays in the commencement of new programs, offset in part by growth in the Sainsbury's Mobile program;

(e) The strategic decision by the parent company of a key UK customer to move their field marketing activity away from a single agency basis to a multi-agency basis;

(f) The decline in revenues of the Marketing and Technology Solutions business due to the decision to exit from certain unprofitable accounts, and from client losses both in the second half of 2001 and during 2002; offset partly by,

(g) The growth of 25% in the nine months to September 30, 2002 in the Sales Solutions business in the US and Canada resulting from business wins during the second half of 2001 but impacting 2002 and business wins in 2002 combined with the commencement of new business lines at Mosaic InfoForce's operations in the US.

As discussed in our second quarter report, it was expected that the authorized agency agreement and equipment purchase agreement with Cingular would launch on or about September 1, 2002 and that the program would be fully ramped up by December 1, 2002, at which point it was expected to provide a material contribution to Mosaic's revenue and earnings in the fourth quarter of 2002.

The program did not launch until late September 2002 and is still considered to be in the testing phase as the Company seeks to find cost effective methods for wireless customer acquisitions. To date such testing has produced limited success with modest wireless customer acquisitions and has incurred a loss on the program to date. While the Company remains optimistic about the prospects of this program, the slower than anticipated start to this program means that it is now not likely that the program will contribute materially to the Company's revenues and will likely result in a program loss in the fourth quarter of 2002. There is no assurance that this program will ultimately be profitable.

Gross profit as a percentage of revenue decreased to 26.9% in the third quarter of 2002 from 28.7% in the corresponding period of 2001, but increased to 29.6% for the first nine months of 2002 from 28.5% in the same period in 2001. Gross profit declined from $60.2 million in the third quarter of 2001 to $36.9 million in 2002 and reduced from $169.3 million in the first nine months of 2001 to $125.7 million for the same period in 2002.

The decline in gross profit primarily reflects the lower revenues earned by the Company in 2002 in comparison to the corresponding periods in 2001. Current year profit levels have also been adversely impacted by start up costs associated with certain new programs throughout the Company, by the loss of certain contracts within the UK market and by lower margins on some of the continuing contracts within the traditional business lines in the UK.

Specifically, the Company's consolidated gross profit in the third quarter was adversely impacted by the following costs:

(a) Start up costs of approximately $2 million associated with a new program in the Sales Solutions business; and,

(b) Additional costs of approximately $1.2 million in the Company's insurance premiums collection business in the UK, which were necessitated to reduce the arrears on premium collections as a result of the transition of the business from a dedicated to a syndicated collection model.

Despite the third quarter decline in consolidated gross profit as a percentage of revenue, the year-to-date percentage compares favorably to prior year levels, reflecting the following underlying changes in Mosaic's business:

(a) Change in the revenue mix due to the exit from the AT&T program which typically operated at a lower gross margin percentage in relation to the rest of the business;

(b) The discontinuance of several low margin contracts in the Marketing and Technology division as part of the restructuring program, and the resultant reduction in fixed direct costs associated with such contracts;

(c) The impact of cost reduction initiatives completed in the second half of 2001 and the first quarter of 2002 through workforce reduction;

(d) The inclusion of Mosaic Data Solutions, which was acquired in the first quarter of 2002, and which experiences gross margins significantly higher than the average margins for rest of the business; and,

(e) The improved profitability of the Sainsbury's Mobile program which incurred a loss during the first nine months of 2001 but is profitable in 2002; in part offset by,

(f) The previously noted third quarter impact of Sales Solutions start-up costs and UK insurance business transition costs.

The revenue mix in future periods is likely to be impacted by the ramping up of the Cingular program. The gross margin percentage on this program will be lower than the average level earned in the rest of the business, and to the extent that this program delivers the expected volume, the consequent change in revenue mix will result in lower consolidated gross margin percentages for Mosaic.

Selling, General, and Administrative ("SG&A") Expenses

SG&A expenses in the third quarter of 2002 of $34.3 million are marginally lower than the corresponding amount reported in 2001. Year-to-date SG&A expenses of $97.3 million represent a $5.2 million decrease (5.1%) on the corresponding amount in 2001.

SG&A as a percentage of revenues increased to 24.9% in the third quarter of 2002 compared to 16.4% during the same period in 2001 and on a year-to-date basis have increased to 22.9% compared to 17.3% in the prior year.

While current year SG&A includes a second quarter charge of $2.3 million in respect of uncollectable receivables due from WorldCom, the increase in SG&A as percentage of

revenues in both the current quarter and year to date, is primarily a function of the decrease in revenues in the current year relative to 2001 levels, which has been proportionately greater than the above noted declines in SG&A costs, and effectively reflects a lower utilization of the fixed overhead infrastructure during the nine months to September 30, 2002 than in the prior year.

The restructuring program implemented in the current year has been instrumental in eliminating a portion of excess capacity as reflected in the SG&A reduction in the nine months ended September 30, 2002. The impact of this program was partly offset by an increase in spending on business development and the inclusion of overheads from the newly acquired Mosaic Data Solutions business aggregating $6.9 million in the nine-month period.

Additional restructuring actions may be required to further reduce excess capacity and related SG&A expenses in future periods, although such reductions may require short-term expenditures to produce these savings.

Earnings from Continuing Operations Before Depreciation and Amortization, Debt Extinguishment Charge, Interest, Restructuring Costs, Minority Interest and Income Taxes (EBITDA)

EBITDA was $2.6 million and $28.4 million in the three and nine-month periods ended September 30, 2002 compared to $25.9 million and $66.7 million during the corresponding periods of 2001. EBITDA as a percentage of revenues declined to 1.9% and 6.7% in the three and nine-month periods from 2001 levels of 12.4% and 11.2% respectively.

The decline in EBITDA was attributable to lower gross profit and lower utilization of fixed overheads. Specific contributing factors to this decline include the following:

(a) Discontinuance of the AT&T Wireless direct marketing program which had EBITDA of approximately $11.7 million over the first nine months of 2001 and with no corresponding amounts in 2002;

(b) The termination of the WorldCom Wireless contract and the associated charge in the second quarter of 2002 of $2.3 million to provide for non-recoverable receivables in light of the bankruptcy protection filing by WorldCom;

(c) Additional expenditure of approximately $1.2 million during the third quarter of 2002 in the insurance premiums collection business in the UK as previously noted;

(d) The loss of certain customer contracts in the UK over the period;

(e) The investment of approximately $2.3 million during the current year towards new business development; offset partly by,

(f) The reduction in overheads due to the restructuring actions implemented in the first half of 2002.

Depreciation and Other Amortization

Depreciation and other amortization expenses in the third quarter of 2002 were $8.3 million or 6.1% of revenues compared to $4.3 million or 2.0% of revenues in the corresponding period of 2001. The year-to-date expense increased to $21.6 million or 5.1% of revenues compared to $10.8 million or 1.8% of revenues for the first nine months of 2001. While the increase in relative terms is in part a function of the decline in revenue, the absolute increase in the expense level primarily reflects the following:

(a) Significant investments made by Mosaic's InfoForce business in data collection equipment during the second half of 2001 and being amortized in 2002;

(b) Investment in technology in the current year and during the latter half of 2001 in the Performance Solutions and the Sales Solutions businesses in North America;

(c) Amortization of deferred customer acquisition costs related to the Company's proprietary long distance programs; and,

(d) The inclusion of Mosaic Data Solutions which has a capital-intensive technology infrastructure.

Interest Costs, Debt Extinguishment charges and Write-Downs of Deferred Financing and Related Costs

Interest costs were $4.9 million and $12.4 million in the third quarter and first nine months of 2002, compared to $4.0 and $14.0 million in the corresponding periods in 2001.

Interest charges have been impacted by the following factors:

(a) The private placement of US$57 million of equity instruments (COPrS) in June 2001 and the issue of shares with net proceeds of $50.2 million in March 2002, the proceeds of which were applied towards reduction of bank debt. Interest has been accounted for as a distribution from retained earnings up to September 30, 2002;

(b) The lower interest rate environment in Canada and the United States, the two primary markets in which the Company's debt is priced; in part offset by,

(c) The accounting charge due to the change in fair market value at September 30, 2002 of approximately $0.4 million relating to interest rate swaps which ceased to be hedges upon the partial repayment of the bank debt as discussed in note 5(b) to the consolidated financial statements;

(d) The increase in the credit spread of 75 basis points on the Company's Banking Facility effective in December 2001 and a further increase of 45 basis points in the third quarter of 2002 arising from change in Mosaic's debt to EBITDA ratio; and,

(e) The increase in the outstanding average debt amounts in the third quarter of 2002 compared to the same period in 2001 as the business used cash in its operations.

The increase in the third quarter interest charge over the corresponding charge in 2001 is primarily explained by points (d) and (e) above.

Mosaic's Bank Facility carries interest at banker's acceptance rates or LIBOR plus 215 bps to 305 bps. Based on the Company's funded debt to EBITDA ratio, the credit spread on the Bank Facility at September 30, 2002 was 305 bps. The agent bank has indicated that going forward outstanding banker's acceptances and LIBOR borrowings falling due will be renewed as prime and base rate loans, as the case may be, and will carry interest at Canadian prime plus 5% or US base rate plus 5%, respectively. This change will effectively increase the Company's cost of borrowing on a go forward basis.

Mosaic issued Term Notes aggregating US$100 million (C$154 million) in the second quarter, the proceeds of which were used to pay down amounts drawn under the Company's Bank Facility. As a result of the repayment of the Bank Facility, Mosaic took a non-cash charge of $7.1 million ($5.7 million net of income taxes) against earnings in the second quarter of 2002 representing the write-down of deferred financing costs of $4.3 million and a loss of $2.8 million on recognition of the fair value of interest rate swaps.

As previously discussed the Company has not been successful in its efforts to negotiate amendments to its lending agreements and accordingly has written off $5.6 million of previously deferred financing costs pertaining to the Credit Facilities as well as expenses incurred in its attempts to negotiate amendments to its lending agreements. These costs have been expensed in the third quarter.

Write-down of UK assets

For the quarter ended September 30, 2002, the Company determined that for financial reporting purposes certain cost deferrals on contracts related to business in the UK were no longer recoverable based on their estimated profitability. The Company has also identified assets that are redundant as a result of the recent consolidation of the UK operations. Furthermore, the write-down includes assets the value of which are impaired as a result of the deteriorating financial condition in the UK. Details of asset write-downs charged to earnings during the three months ended September 30, 2002 are set out in the table below:

(in thousands of dollars)

Costs deferred related to contracts	$ 7,890
Redundant assets and other	6,088
Accounts receivable and other current assets	3,564
Total write-downs	$ 17,542

Management is currently putting in place a plan to liquidate the UK business in a timely manner and with a view to minimizing any cash cost. The precise amount of this cost is not determinable at this time. As a result of the foregoing, the Company will report the United Kingdom division in the quarter ending December 31, 2002 as a discontinued operation along with the financial impact of such discontinuance, apart from asset impairment charges taken in the third quarter ended September 30, 2002.

Goodwill impairment loss

The Company has determined that in the light of the deteriorating financial results and the cash flow forecasts of the Company's UK operations and the Performance Solutions business, indicators of impairment of goodwill existed as at September 30, 2002. As a result the Company recorded a goodwill impairment charge of $347.6 million during the three months ended September 30, 2002 of which $233.0 million and $114.6 million related to the Performance Solutions and United Kingdom divisions, respectively, resulting in residual goodwill balances of $78.6 million and nil, respectively. To determine the amount of the impairment, management used a fair value methodology based on market transaction multiples for comparable businesses applied to forecasted EBITDA (see note 1(e)) used to evaluate the reporting units performance.

Write-down of investment

During the second quarter of 2002 the Company took a charge of $1 million to write-down certain non-strategic investments indirectly acquired through the acquisition of Paradigm Direct in the fourth quarter of 2000.

Income Taxes

Income taxes for the three and nine months ended September 30, 2002 were a net charge of $3.3 million and a net recovery of $0.5 million, respectively, compared to an expense of $3.8 million and $9.8 million in the corresponding periods of 2001.

As discussed in note 12 to the accompanying consolidated financial statements, during the quarter, the Company has taken full valuation allowances against the remaining recorded future income tax assets (net of related liabilities), resulting in a charge of $3.3 million in the third quarter. This charge was taken to reflect the uncertainty surrounding the recoverability of such assets through future operations.

Earnings (Loss) from Continuing Operations, Diluted Earnings (Loss) Per Share from Continuing Operations and Discontinued Operations

Loss from continuing operations in the third quarter of 2002 was $395.0 million compared to earnings of $11.3 million in the corresponding period last year.

The diluted loss from continuing operations per share was $3.15 and $3.40 in the third quarter and first nine months of 2002 respectively, compared to diluted earnings per share from continuing operations of $0.13 and $0.31 in the corresponding periods of 2001.

The Company took a $8.3 million after-tax charge for Discontinued Operations in the first quarter of 2001 related to the shut down of its Continental European operations. No charge for discontinued operations was recorded for the nine months ended September 30, 2002.

Liquidity and Capital Resources

Default under Credit Facilities

See section entitled Credit Facilities, Liquidity and Going Concern and notes 1(a) and 5 to the consolidated financial statements.

Summarized Consolidated Cash Flows

(in millions of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2002	**2001**	**2002**	**2001**
Net cash provided by/ (used in) continuing operations	$ (5.9)	$ 19.3	$ 8.7	$ 46.2
Net change in non-cash operating working capital from continuing operations	(5.3)	(14.6)	(10.1)	(34.6)
Cash from operating activities	(11.2)	4.7	(1.5)	11.6
Financing activities	40.3	4.6	102.6	3.0
Investing activities (continuing operations)	(28.7)	(9.5)	(100.7)	(23.4)
Discontinued operations		(0.3)	(0.2)	(5.7)
Effect of exchange rate changes on cash		0.1		0.2
Net change in cash position	**$ 0.4**	**$ (0.4)**	**$ (2.2)**	**$ (14.3)**

During the third quarter of 2002 the Company experienced a significant deterioration in its financial position, which was reflected in the net increase in debt of $40.8 million used to finance the following:

- Losses from operations with a net cash outflow of $5.9 million;
- Deterioration in working capital of $11.2 million;
- Payment of deferred contingent consideration of $16.7 million related to the acquisition of M:\DRIVE and other acquisition related costs of $2.0 million;
- Capital Expenditure of $5.0 million mainly in equipment related to field marketing other programs; and,
- Start up costs on contract and investment in direct response advertising for customer acquisition in the long distance proprietary programs amounting to approximately $5.0 million.

Cash flows from operations

During the quarter ended September 30, 2002, the Company's operating activities net of working capital changes used $11.2 million in cash compared to $4.7 million of cash generated in the third quarter of 2001. Similarly in the nine months to September 30, 2002, the Company's operating activities used $1.5 million of cash, compared with $11.6 million cash generated in the corresponding period in 2001.

The deterioration from a cash generating position in 2001 to a cash usage position in 2002 primarily reflects the decline in the Company's earnings over the period. However, the net cash used by the Company in the three and nine-month periods ended September 30, 2002 is significantly lower than the losses from continuing operations recorded in those periods, reflecting the add back of the significant levels of non-cash charges including goodwill impairment losses booked in the current year.

The increase in working capital of $5.3 million during the second quarter of 2002 was lower than the $14.6 million increase in the same period of 2001 largely due to the change in the business mix with the discontinuance of the AT&T Wireless and WorldCom contracts. Similarly the $10.2 million increase in working capital in the nine-month period to September 30, 2002 is lower than the $34.6 million increase in the corresponding period in 2001.

Financing activities generated $40.3 million of cash flow in the third quarter of 2002 compared with $4.6 million in the third quarter of 2001. Proceeds on the issue of long-term debt, net of repayments, totaled $40.8 million in the period with such net amount largely funded through an increase in the net amount drawn under the Bank Facility.

During the nine months ended September 30, 2002, financing activities have generated $100.2 million in cash compared to $3.0 million generated in the corresponding period of 2001. The main components of this have been net proceeds on the issue of long-term debt, net of repayments, totaling $58.7 million, and net proceeds from the issue of common shares in the first quarter of $50.7 million, further details of which are set out in the Capital Resources section below.

The net proceeds of $58.7 million from the issue of long term debt in the nine-month period to date represents the aggregate of the following activity:

- The raising of US$100 million (C$154 million) through the issuance of two series of Term Notes in June of this year and the use of these amounts to pay down the amounts drawn under the Company's Bank Facility; and,
- Further increases in the amounts drawn to fund operations and investments by the Company under the Bank Facility subsequent to the above noted repayments in the first half of the year.

Investing activities used $28.7 million and $100.7 million of cash during the third quarter and first nine months of 2002 compared with $9.5 million and $23.4 million in the corresponding periods of 2001.

During the nine months ended September 30, 2002, the Company paid $70.9 million on the acquisition of businesses, including contingent consideration payments made in respect of the Paradigm and M:\Drive businesses. In the same period the Company also invested $13.7 million in property and equipment, which was primarily to build up information technology infrastructure, and $4.9 million on other long-term assets, including the purchase of leads, direct-response advertising costs for customer acquisition under the Company's proprietary long distance programs and payments for exclusivity on certain long-term contracts.

Investments

The Company ended the third quarter of 2002 with total assets of $352.9 million, a decrease of $467.9 million from the year ended December 31, 2001. The largest component of this decrease was goodwill, carrying a net book value of $189 million, a decrease of $400.7 million over last year.

This decrease primarily reflects the impairment loss of $75 million taken in the second quarter on goodwill related to the UK and Marketing and Technology divisions as a result of the adoption by the Company, with effect from January 1, 2002, of the new accounting standards applied to acquisition related goodwill and intangible assets, and the further impairment charge of $347.6 million taken in the third quarter of which $233 million and $114.6 million related to the Performance Solutions and United Kingdom businesses, respectively.

In compliance with the accounting standards for acquisition related goodwill the Company is required to carry out tests, at least annually, but more frequently if evidence of impairment exists, to determine whether there has been an impairment in the carrying value of goodwill in the consolidated financial statements.

The Company determined that, in light of the deteriorating operating results and financial condition of the Company and market conditions in general, indicators of further impairment in the value of goodwill reported in respect of the investments in the Performance Solutions and United Kingdom businesses existed at September 30, 2002, and accordingly has recorded the above charge in the third quarter.

For details of these impairment charges please refer to note 1(b) to the consolidated financial statements for the period ended September 30, 2002.

Other major changes in goodwill in the nine-month period to September 30, 2002 arise from the following:

(a) Acquisition of Mosaic Data Solutions and Secured Promotions LLC, which added $19.1 million to goodwill;

(b) The finalization in April 2002 of further contingent consideration relating to the acquisition of Paradigm Direct as detailed in note 7 to the consolidated financial statements for the period ended June 30, 2002. This added $10.0 million to goodwill;

(c) Divestiture of the Irish operations, and adjustments arising from the acquisition of the minority interest in Medium One at lower than its book value, reducing goodwill by $1.6 million; and,

(d) A reduction of $5.6 million on the carrying amount of goodwill from changes in exchange rates over the period.

Capital Resources

See section entitled Credit Facilities, Liquidity and Going Concern and notes 1(a) and 5 to the consolidated financial statements.

Mosaic's long-term debt including the current portion at September 30, 2002 was $324.1 million, which included $159 million from the six-year Term Notes issued on June 13, 2002, $90.6 million due to the holders of the COPrS notes, and the balance drawn mainly on the Company's Bank Facility along with a $7.7 million mortgage on property in the UK. Total debt represents an increase of $134.9 million from the long-term debt balance at June 30, 2002. Of the $134.9 million increase:

- $90.6 million related to the reclassification of the COPrS instrument from equity to current portion of long-term debt;
- $40.8 million relates to increased draws under the Company's Bank Facility to finance operations and investments; and,
- $3.5 million is due to the impact of the strengthening of the US dollar on the reported amounts owing under the US dollar denominated Term Notes and Bank Facility.

On March 19, 2002, Mosaic completed an underwritten equity offering through the issuance of 13.8 million shares at a gross issue price of $3.80 per share with gross proceeds of $52.4 million and net proceeds of $50.2 million after net-of-tax issue costs. The proceeds from the common share offering were applied towards a reduction in the balance owing under the Bank Facility.

With the completion of the share offering in March 2002, the Company amended its credit agreement with the lending syndicate to reduce the committed amount available under the revolving term facility from $300 million to $253 million. In conjunction with the issuance of the Senior Term Notes in June 2002, the Company further amended its credit agreement to reduce the committed amount under its Bank Facility from $253 million to $125 million by August 15, 2002. The term of the Bank Facility was extended to June 2005.

The significant increase in indebtedness in the third quarter and first nine months of 2002, $40.8 million and $58.7 million respectively, combined with the deterioration in the EBITDA

during these periods, have resulted in the Company being in a position of default on its financial covenants on its Credit Facilities. The debt holders have advised that they will not amend the Credit Facilities nor waive the covenant violations for the third quarter of 2002, although the lenders have not exercised their right to demand payment. Further, the lenders under the Bank Facility have capped the Company's drawings at approximately $93 million.

Mosaic's **shareholders' deficiency** was $103.4 million as at September 30, 2002, a deterioration of $522.4 million, from the shareholder's equity position of $419.0 million at December 31, 2001. This net decrease in shareholders equity resulted from:

(a) Net loss of $408.4 million during the period and distributions on equity instruments (COPrS) net of income taxes, of $4.9 million;

(b) The charge for goodwill impairment of $75 million relating to the UK and Marketing and Technology divisions, which was accounted for as an adjustment to the retained earnings as at the beginning of 2002;

(c) The reclassification of the COPrS notes amounting to $85.4 million at historical exchange rates from share capital to the current portion of long-term debt;

(d) A net change of $19.8 million in the foreign currency translation adjustment in respect of Mosaic's net investment in self-sustaining foreign operations due to strengthening of the US dollar in relation to the Canadian dollar and the recognition into income of the currency translation adjustments associated with the write-down of goodwill in the third quarter of 2002; partially offset by,

(e) The issuance of $50.2 million in common shares net of issue costs and related income tax benefits, through the equity offering in March 2002; and,

(f) The net issuance of shares of $2.5 million including $3.3 million on exercise of options by employees, $0.7 million against a contract for services, and a reduction in shares from the repurchase of shares under the Company's Normal Course Issue Bid of $1.5 million.

Excluding the COPrS instrument, the Company to date has not paid any dividends on its common shares, and does not intend to do so in 2002.

Mosaic Data Solutions

During January 2002, the Company acquired Custom Offers LLC, now renamed Mosaic Data Solutions. As part of the acquisition agreement, further contingent consideration ("earnout") could be payable in April 2003 and April 2004 based on the pre-tax earnings of this business for fiscal 2002 and 2003 (less consideration previously paid). The maximum consideration paid in aggregate cannot exceed US$49.9 million (or US$39.9 million net of consideration paid to date) to be settled primarily in shares, with any Mosaic common

shares issued subject to a floor price of US$1.80 (approximately C$2.80). Based on fiscal 2002 earnings estimates for Mosaic Data Solutions, the Company may be required to make an earnout payment in April 2003 in the range of US$6 million to US$8 million to be settled with the issue of approximately 2.5 to 3.0 million common shares (floor price of US$1.80) and the payment of approximately US$1.2 to $1.6 million in cash.

Outstanding Shares

At September 30, 2002, Mosaic had approximately 126 million common shares outstanding with the same amount on a diluted basis. For further details refer to note 9 to the consolidated financial statements for the period ended September 30, 2002.

Financial Risks and Uncertainties

In the normal course of business, the financial position and results of operations of the Company are subject to a variety of risks that are set out in detail in the Company's 2001 annual report to shareholders. The major risks and uncertainties include, availability of adequate cash for Company's operating requirements, complying with terms of debt agreements, client and credit risk, workforce related risks, electronic security risks, interest rate risk, foreign currency risk and general commercial risks. The details related to liquidity and foreign currency risks have been updated below.

Liquidity

As discussed in the foregoing paragraphs and in notes 1(a) to the financial statements the Company on filing of its third quarter compliance certificates will be in violation of certain financial covenants under its Credit Facilities and has restricted operating lines available. Further, the Company anticipates that it will have a payment default on its December interest payments on the Term Notes and COPrS, aggregating $5.4 million. Accordingly, the Company has entered into discussions with its debt holders to allow for a new super-priority demand credit to be created, with this facility to be used to finance ongoing business operations over the short term while longer-term solutions are developed by the Company and its debt holders.

There can be no assurance that additional financing will be available to the Company or, if available it will be obtained on a timely basis and on terms acceptable to enable the Company to continue to finance its operations and capital needs until a longer-term solution is found. As a result, the Company may need to file for court protection from its creditors in both Canada and the United States.

Foreign currency risk

A significant part of the Company's operations are concentrated in self-sustaining operations in the United States and the United Kingdom. The operations in the United

States are naturally hedged, as the cash borrowed to pay for the cash component of those acquisitions was borrowed in US dollars with US$100 million held in debt instruments and US$57 million in equity instruments denominated in that currency at September 30, 2002.

The Company has entered into a series of short-term foreign currency forward contracts to manage its exposure to movements in the UK pound and the US dollar. The forward contracts are designated as hedges against the UK pound and US dollar receipts under certain long-term client contracts. At September 30, 2002, the Company has entered into £1.1 million of UK pound forward contracts and $6.2 million in US dollar forward contracts for the balance of fiscal 2002. The discontinuance of the UK business may result in an immaterial portion of the UK pound forward contracts without any underlying revenues to be hedged. No other currencies are material to Mosaic's operations.

Changes in Accounting Principles

Business combinations and acquisition related goodwill:

Effective January 1, 2002 the Company adopted the new accounting standards released by the Canadian Institute of Chartered Accountants as applied to business combinations and accounting for acquisition related goodwill. These new standards effectively eliminate the ongoing amortization of goodwill but require the Company to carry out tests, at least annually, that are significantly more rigorous than prior standards to determine whether there has been impairment in the carrying value of goodwill in the consolidated financial statements. The change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. Note 1(a) to the consolidated financial statements shows the impact of the change on prior year comparatives.

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting standards as it relates to stock-based compensation arrangements. For more details refer to note 1(c) to the September 30, 2002 consolidated financial statements.

Hedging Relationships:

The Canadian Institute of Chartered Accountants has recently released Accounting Guideline No. 13, Hedging Relationships. The new guideline will be applicable to hedging relationships taken out on or after July 1, 2003. It is not applicable to prior periods, but requires the discontinuance of hedge accounting for hedging relationships established in prior periods that do not meet the conditions for hedge accounting at the date it is first applied. The Company has not yet assessed the impact of the new accounting guideline on the consolidated financial statements.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures, specifically EBITDA. This earnings measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

EBITDA - defined as earnings from continuing operations before depreciation and other amortization, interest, minority interest, restructuring costs, AT&T settlement charge, write-down of UK assets, debt extinguishment charges, write-down of investments, write-down of deferred financing and related costs, goodwill impairment loss, income taxes and goodwill amortization charges and loss on divestiture or discontinued operations, net of income taxes. This measure is provided to assist investors in determining the ability of the Company to generate cash from core operations. EBITDA is disclosed in the statement of operations. It is also widely used for valuation purposes.

Forward-Looking Statements

Mosaic and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as, maintaining adequate credit facilities, the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behaviour, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in Mosaic's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. Mosaic cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.